Teck

PURPOSE DRIVEN


Teck

2021 ANNUAL REPORT

OUR PURPOSE

To provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love.

IN THIS REPORT

On the cover: Raúl Fuenzalida Castillo, Control Room Supervisor at Quebrada Blanca Phase 2 in northern Chile. Photo taken with all necessary COVID-19 protocols in place to ensure health and safety.

Our Business

Teck is a diversified resource company committed to responsible mining and mineral development with business units focused on copper, zinc, steelmaking coal, and energy. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in 10 operating mines, a large metallurgical complex, and several major development projects in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, health and safety, environmental protection, materials stewardship, recycling and research.

Our corporate strategy is focused on exploring for, developing, acquiring and operating world-class, long-life assets in stable jurisdictions that operate through multiple price cycles. We maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, and are nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to ensure safe workplaces, collaborative community relationships and a healthy environment.

Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck's profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Forward-Looking Statements

This annual report contains forward-looking statements. Please refer to the "Cautionary Statement on Forward-Looking Statements" on page 68.

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.



Operations & Major Projects:

Copper
1. Highland Valley Copper
2. Antamina
3. Quebrada Blanca
4. Carmen de Andacollo
5. Quebrada Blanca Phase 2

Steelmaking Coal
1. Steelmaking Coal Mines in B.C.
   - Fording River
   - Greenhills
   - Line Creek
   - Elkview

Zinc
1. Red Dog
2. Trail Operations

Energy
1. Fort Hills

○ Producing Operation
□ Development Project

Copper

We are a significant copper producer in the Americas, with four operating mines in Canada, Chile and Peru, and copper development projects in North and South America.

Zinc

We are one of the world's largest producers of mined zinc, with production from an operating mine in Alaska and from the Antamina copper mine in Peru, which has significant zinc co-product production. We also own one of the world's largest fully integrated zinc and lead smelting and refining facilities in British Columbia, Canada.

Steelmaking Coal

We are the world's second-largest seaborne exporter of steelmaking coal, with four low-carbon intensity[1] operations in British Columbia, Canada that have significant high-quality steelmaking coal reserves.

Energy

We have an interest in a producing oil sands mine in Alberta, Canada, which produces a low-carbon intensity[2] product.

[1] Carbon intensity in this context refers to the GHG emissions per tonne of product produced (e.g., GHG per tonne of steelmaking coal).
[2] Carbon intensity in this context refers to the GHG emissions per barrel of product produced (e.g., GHG per barrel of partially upgraded bitumen).

2021 Highlights

Safety

- All sites continued to implement comprehensive measures to protect employee and community health through the COVID-19 pandemic, including rapid screening and promoting employee vaccination
- High-Potential Injury Frequency was the lowest ever, down 38% compared to 2020

Financial

- Record revenue of $13.5 billion, an increase of 1.5 times last year
- Record adjusted profit attributable to shareholders[1] of $3.1 billion or $5.74 per share for the year; profit attributable to shareholders of $2.9 billion, or $5.39 per share
- Record adjusted EBITDA[1] of $6.6 billion was more than 2.5 times higher than last year; profit before tax of $4.5 billion in 2021
- Cash flows from operations of $4.7 billion were generated in the year, increasing our cash balance to $1.4 billion as at December 31, 2021; no amounts were drawn on our US$4 billion committed credit facility
- On February 23, 2022, we declared a $0.625 per share dividend, increased our annual base dividend to $0.50 per share and authorized up to $100 million of share buybacks
- Our copper business unit gross profit of $1.7 billion was more than double 2020, due to a substantially higher average realized copper price of US$4.27 per pound for the year
- Our zinc business unit gross profit increased by 32% compared to 2020, supported by an average realized zinc price of US$1.39 per pound for the year
- Realized steelmaking coal prices of US$209 per tonne drove a $2.5 billion increase in the gross profit in our steelmaking coal business unit

Operating and Development

- Reached collective agreements with unions at our Antamina, Quebrada Blanca, Fording River and Elkview operations, and subsequent to year end, at our Highland Valley Copper Operations
- Overall progress on our Quebrada Blanca Phase 2 (QB2) project has reached 77% completion, with first production expected in the second half of 2022
- Completed construction of our Neptune terminal upgrades, with the new outbound system successfully loading three Newcastlemax Capesize vessels — the largest vessels ever berthed at Neptune

Sustainability

- Converted our US$4 billion committed credit facility into a sustainability-linked facility and extended its maturity to October 2026
- Ranked first in the S&P Global SAM Corporate Sustainability Assessment Metals and Mining sector, and named to the Dow Jones Sustainability World Index for the 12th consecutive year
- MSCI upgraded Teck's environmental, social and governance (ESG) rating to AA from A, placing Teck in the top 10% of companies in the Metals and Mining Non-Precious Metals sub-industry
- Named to the 2022 Bloomberg Gender-Equality Index for the fifth straight year

	Revenue	Profit Attributable to Shareholders	Adjusted Profit Attributable to Shareholders[1]	Cash Flow from Operations
2021	**$13.5 billion**	**$2.9 billion**	**$3.1 billion**	**$4.7 billion**
2020	$8.9 billion	$(0.9) billion	$0.6 billion	$1.6 billion
2019	$11.9 billion	$(0.6) billion	$1.7 billion	$3.5 billion
2018	$12.6 billion	$3.1 billion	$2.4 billion	$4.4 billion
2017	$11.9 billion	$2.5 billion	$2.5 billion	$5.0 billion

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section of the attached Management's Discussion and Analysis for further information.



Letter from the Chair

Sheila A. Murray
Chair of the Board

To the Shareholders

Looking back on 2021, I feel a great sense of pride in what the Teck team was able to accomplish in the face of a truly unprecedented year. They overcame significant challenges while working to ensure the health and safety of our people, advance the growth of the business, and deliver essential products to the world.

On behalf of the Board of Directors, I want to offer my sincere gratitude to all Teck employees, who once again demonstrated remarkable compassion, strength and dedication. Together, you met the challenges of COVID-19 without hesitation, protecting each other and our communities through your unwavering support of health and safety. You were among the first to offer help during the tragic wildfire and flooding events in British Columbia. And you did all this while moving our business forward safely and with purpose, clearly demonstrating the values that are embedded in our company: responsibility, courage, respect, inclusiveness, drive and humility. Thank you also to our Board for the strong leadership and to our former member, Eiichi Fukuda, who departed in 2021.

Because of the incredible resilience of our people and business, we were able to deliver record results in 2021. This included record revenues, with the highest-ever quarterly adjusted EBITDA, adjusted profit attributable to shareholders and profit before tax. We ended the year with $2.9 billion profit attributable to shareholders and $3.1 billion adjusted profit attributable to shareholders.[1]

Moving forward, we are committed to responsibly providing the resources needed to improve people's quality of life and enable the low-carbon transition. We know that the clean energy technologies needed to meet the world's climate action goals will require more of the materials Teck produces. For example, every megawatt of solar power generation requires 5 tonnes of copper and up to 45 tonnes of steel, which in turn requires more than 30 tonnes of steelmaking coal to produce. And every electric car requires up to four times more copper than a gas car.

Our strategy is focused on positioning Teck to responsibly help meet this growing global demand while delivering value for shareholders. This includes rebalancing our portfolio towards copper through completion of the Quebrada Blanca Phase 2 (QB2) project in Chile, which is expected to begin production in the second half of 2022. QB2 will double Teck's consolidated copper production at a time when the copper demand outlook is very strong. We are also continuing to focus on further strengthening our low-carbon steelmaking coal business, having completed the Neptune Terminal upgrades in 2021. These upgrades will secure a lower-cost, more resilient and flexible supply chain for the long term.

At the same time, we are focused on continuing to achieve industry-leading environmental, social and governance (ESG) performance. As one of the world's most sustainable mining companies, we are always working to improve, setting ambitious long-term sustainability goals, including becoming a carbon-neutral operator by 2050.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section of the attached Management's Discussion and Analysis for further information.

Teck was recognized for our progress in 2021, including being named to the S&P Dow Jones Sustainability World Index for the 12th consecutive year and being recognized as the #1 company in the Metals and Mining sector, and being named as one of the Global 100 Most Sustainable Corporations. This recognition is encouraging, but we know we need to continue working hard to meet the expectations of our stakeholders.

In closing, I would also like to thank our shareholders, customers, suppliers, governments, Indigenous Peoples and the communities where we operate. We recognize the importance of these relationships and I want you to know that the Teck Board remains strongly focused on ensuring we generate long-term value where we operate and beyond, while supplying the metals and minerals needed to build a better world.

Sheila A. Murray
Chair of the Board
Vancouver, B.C., Canada
February 23, 2022



Letter from the CEO

Donald R. Lindsay
President and Chief Executive Officer

To the Shareholders

2021 was a year of unprecedented challenges that tested us, highlighting the strength of our company and our people. Through heat waves, wildfires, floods, freezing and the ongoing global pandemic, our people demonstrated incredible resilience, meeting these challenges head-on and ensuring we continue to responsibly provide the essential resources the world needs to sustain global population growth and the low-carbon transition to a cleaner future. In this regard, we significantly advanced our strategy to rebalance our portfolio towards copper by progressing Teck's flagship QB2 project — a long-life, low-cost operation that will double our consolidated copper production and position Teck as a major global supplier.

Further, our team worked through all of these challenges to achieve tremendous results — delivering record financial performance that created value for shareholders while maintaining focus on our long-term business strategy. This included completing our Neptune port upgrade to strengthen our steelmaking coal supply chain and once again delivering industry-leading sustainability performance.

Health and Safety Performance

Everything we do begins with our long-standing commitment to health and safety. In 2021, our High-Potential Incident Frequency was the lowest ever, down 38% compared to 2020. Across our operations we have continued to implement comprehensive COVID-19 prevention measures to allow us to keep operating responsibly, maintaining jobs and helping to protect our communities, including pre-work rapid screening and vaccine promotion programs. We were saddened by a fatality that took place at our Red Dog Operations in January 2021. In response, we carried out an in-depth investigation to identify the root causes and took steps to prevent a reoccurrence.

Financial Performance

Driven by the very strong commodity price environment, we closed out 2021 by setting numerous financial performance records, including our highest-ever quarterly adjusted EBITDA and adjusted profit attributable to shareholders.

Overall for 2021, revenues were a record $13.5 billion and profit attributable to shareholders was $2.9 billion, or $5.39 per share, and adjusted profit attributable to shareholders[1] was a record $3.1 billion, or $5.74 per share. We ended the year with $1.4 billion of cash and $6.5 billion of liquidity, and our balance sheet remains strong. We also returned $106 million in cash to shareholders through our regular annual base dividend.

Furthermore, to more fully integrate our performance against our sustainability goals with our financial plan, we announced a US$4.0 billion sustainability-linked revolving credit facility.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section of the attached Management's Discussion and Analysis for further information.

Advancing Copper Growth

Copper is critical for the low-carbon transition, as it's essential for the green energy systems and technologies that will help decarbonize society. We know the world is going to need significant copper, with demand expected to double by 2050, and Teck is in an excellent position to help meet that demand.

In 2021, we continued to advance our strategy of rebalancing our portfolio towards copper. This includes progressing construction of our flagship QB2 project in Chile to 77% completion. The QB2 project is one of the world's largest undeveloped copper resources and we are on track for completion, with first production expected in the second half of 2022. We also progressed consultation planning for our proposed HVC 2040 project to extend the life of our Highland Valley Copper Operations, the advancement of which will be dependent on a number of factors, including the regulatory environment.

We also continued to advance our robust pipeline of copper growth options, which include the Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek projects.

Strengthening Steelmaking Coal Logistics and Productivity

Teck is the world's second-largest seaborne exporter of steelmaking coal, a key resource with a strong demand profile due to expected increased urbanization and the low-carbon transition. Global projections show 2.5 billion people will move to urban populations by 2050, sustaining strong demand for our high-quality steelmaking coal. With about 72% of global steel production relying on steelmaking coal, we expect demand to remain strong.

In 2021, we continued to strengthen our low-carbon steelmaking coal business, allowing us to take advantage of robust prices. We strengthened our logistics by completing upgrades at Neptune Bulk Terminals, driving resiliency across our steelmaking coal supply chain, with Neptune exceeding design capacity towards the end of the year. In addition, we advanced engagement for our Fording River Extension Project, which is needed to extend the lifespan of Fording River Operations and maintain the jobs and economic benefits it generates.

Implementing the RACE21™ Business Transformation

We continued to implement a broad range of initiatives under RACE21™, Teck's business transformation program that focuses on harnessing innovation and technology to strengthen productivity, health and safety, and sustainability. Our teams implemented new digital planning applications to ensure alignment between our sites and logistics teams for our steelmaking coal business, supporting cost reduction and increasing throughput to help optimize delivery to our customers. Overall, the RACE21™ program was very successful, and we will report on our results later in 2022 as well as our plans for the ongoing digital transformation to drive new value.

Sustainability Performance

In 2021, we marked 20 years of sustainability reporting by continuing to advance our shorter- and longer-term targets under our strategic sustainability themes, with a focus on decarbonizing our business and reaching our goal of being a net-zero emissions operator by 2050. This included finalizing an agreement with Oldendorff Carriers to employ energy-efficient bulk carriers for shipments of steelmaking coal from Vancouver to international destinations, reducing emissions in the steelmaking coal supply chain. We also announced an agreement with Caterpillar to develop, pilot and deploy 30 zero-emission haul trucks at our mining operations beginning in 2027.

We continued to make significant progress on our Elk Valley Water Quality Plan (EVWQP), doubling capacity of our second water treatment facility, completing our third facility and advancing construction of our fourth facility. After completion of this fourth facility later in 2022, Teck will have capacity to treat up to 77.5 million litres of water per day, a fourfold increase from our treatment capacity in 2020. These facilities are achieving near-complete removal of selenium and nitrate, and

Letter from the CEO

with this additional capacity we expect to achieve the primary goal of the EVWQP: stabilizing and reducing the selenium trend in the Elk Valley. We also continued work to rehabilitate fish habitat in the upper Fording River and saw a positive trend in the population of Westslope Cutthroat Trout in 2021.

We continued to support those who have been deeply impacted by the ongoing pandemic, through a COVID-19 response fund, while also providing financial support towards global vaccination efforts. We were proud to provide donations for wildfire and flood relief in British Columbia and that our team was among the first to offer help to support local communities through these events. And we made significant progress through our Copper & Health program to help make communities safer. In 2021, we announced funding for the installation of antimicrobial copper on high-touch surfaces to reduce the risk of infection in hospitals, in post-secondary institutions and on transit.

We were again recognized for our sustainability efforts, being named to the S&P Dow Jones Sustainability World Index for the 12th consecutive year and recognized as the #1 company in the Metals and Mining sector. We were also recognized in January as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights and the top-ranked mining company. We received a ranking upgrade to AA with MSCI, and we were also named again to the Global 100 Most Sustainable Corporations list by Corporate Knights in early 2022. While it's very encouraging to be recognized for our efforts, we are committed to constantly improving our performance. We are on the right track — and there is much more to do.

Our People

Above all, I want to thank the entire Teck team for rising to the challenges of the year and persevering through a volatile period that saw unprecedented disruptions to our business and ongoing pressure from the COVID-19 pandemic. In 2021, we gave heartfelt goodbyes to several members of our senior management team including Ron Millos, former Senior Vice President, Finance and Chief Financial Officer, as well as Vice Presidents Lawrence Watkins, Keith Stein and Scott Wilson. We were pleased to welcome to our team Sarah Hughes, Vice President, Assurance and Advisory, and Brianne Metzger-Doran, Vice President, Health and Safety.

Purpose Driven

We live in a purpose-driven era, guided by trust, transparency, balance and innovation. In 2021, we put into words for the first time the purpose that has always driven Teck: *To provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love*. This purpose will continue to guide us as we work to responsibly contribute to building a better world.

As we look ahead, we know that 2022 will be a truly transformative year for Teck as we move forward to become a major global copper supplier with first production from QB2; realize the full benefits of our enhanced steelmaking coal logistics chain from the Neptune Terminal upgrades; and continue to enhance our sustainability and climate performance, all while providing essential resources for a better, cleaner world.



Donald R. Lindsay
President and Chief Executive Officer
Vancouver, B.C., Canada
February 23, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on copper, zinc, steelmaking coal, and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are an important producer of copper, one of the world's largest producers of mined zinc and the world's second-largest seaborne exporter of steelmaking coal, and we have an interest in a producing oil sands mine. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and gold, and we hold interests in oil sands assets in the Athabasca region of Alberta, Canada.

This Management's Discussion and Analysis of our results of operations is prepared as at February 23, 2022 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2021. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2021 audited annual consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In addition, we use certain financial measures, which are identified throughout the Management's Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See "Use of Non-GAAP Financial Measures and Ratios" on page 57 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management's Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading "Cautionary Statement on Forward-Looking Statements" on page 68, which forms part of this Management's Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck's profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Business Unit Results

The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2022.

Five-Year Production Record and Our Estimated Production in 2022

Principal Products		2017	2018	2019	2020	**2021**	2022 estimate[3]
Copper[1]	thousand tonnes	287	294	297	276	**287**	282
Zinc							
Contained in concentrate[1]	thousand tonnes	659	705	640	587	**607**	648
Refined	thousand tonnes	310	303	287	305	**279**	277
Steelmaking coal	million tonnes	26.6	26.2	25.7	21.1	**24.6**	25.0
Bitumen[1,2]	million barrels	–	6.8	12.3	8.4	**7.3**	13.2

Notes:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.
2. Fort Hills bitumen results for the year ended December 31, 2018 are included from June 1, 2018.
3. Production estimates for 2022 represent the midpoint of our production guidance range. The 2022 copper production guidance excludes Quebrada Blanca concentrate production.

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$				
	2021	% chg	2020	% chg	2019
Copper (LME cash — $/pound)	**4.23**	+51%	2.80	+3%	2.72
Zinc (LME cash — $/pound)	**1.36**	+32%	1.03	-11%	1.16
Steelmaking coal (realized — $/tonne)	**209**	+85%	113	-31%	164
Blended bitumen (realized — $/barrel)	**58.14**	+108%	27.99	-38%	45.20
Exchange rate (Bank of Canada)					
US$1 = CAD$	**1.25**	-7%	1.34	+1%	1.33
CAD$1 = US$	**0.8**	+7%	0.75	0%	0.75

Our revenue, gross profit and gross profit before depreciation and amortization, by business unit for the past three years are summarized in the following table.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
($ in millions)	**2021**	2020	2019	**2021**	2020	2019	**2021**	2020	2019
Copper	**$ 3,452**	$ 2,419	$ 2,469	**$ 1,741**	$ 859	$ 617	**$ 2,126**	$ 1,242	$ 1,080
Zinc	**3,063**	2,700	2,968	**688**	523	601	**918**	815	831
Steelmaking coal	**6,251**	3,375	5,522	**2,785**	277	2,112	**3,657**	1,009	2,904
Energy	**715**	454	975	**(133)**	(326)	10	**(37)**	(223)	144
Total	**$ 13,481**	$ 8,948	$ 11,934	**$ 5,081**	$ 1,333	$ 3,340	**$ 6,664**	$ 2,843	$ 4,959

Note:
1. This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Copper

In 2021, we produced 287,300 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile.

In 2021, our copper business unit accounted for 26% of our revenue and 34% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
($ in millions)	**2021**	2020	2019	**2021**	2020	2019	**2021**	2020	2019
Highland Valley Copper	**$ 1,440**	$ 993	$ 1,005	**$ 721**	$ 331	$ 196	**$ 883**	$ 476	$ 395
Antamina	**1,383**	868	900	**828**	414	457	**992**	566	614
Carmen de Andacollo	**493**	442	394	**153**	95	23	**209**	170	89
Quebrada Blanca	**136**	116	170	**39**	19	(59)	**42**	30	(18)
Total	**$ 3,452**	$ 2,419	$ 2,469	**$ 1,741**	$ 859	$ 617	**$ 2,126**	$ 1,242	$ 1,080

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

	Production[1]			Sales[1]		
(thousand tonnes)	**2021**	2020	2019	**2021**	2020	2019
Highland Valley Copper	**131**	119	121	**124**	119	124
Antamina	**100**	86	101	**99**	85	101
Carmen de Andacollo	**45**	58	54	**45**	59	55
Quebrada Blanca	**11**	13	21	**12**	14	21
Total	**287**	276	297	**280**	277	301

Note:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.

Operations

Highland Valley Copper

Our Highland Valley Copper Operations is located in south-central B.C. Gross profit was $721 million in 2021, compared with $331 million in 2020 and $196 million in 2019. The increase was primarily the result of substantially higher copper prices, partially offset by strengthening of the Canadian dollar and higher unit operating costs.

Highland Valley Copper's 2021 copper production was 130,800 tonnes, compared to 119,300 tonnes in 2020. The increase in 2021 production was primarily a result of higher copper grades, partially offset by an 11% decrease in mill throughput largely due to processing harder ores, as expected in the mine plan. Mill throughput was also impacted by the four-day temporary suspension in response to wildfire activity in the area and the subsequent ramp-up. Molybdenum production was 67% lower in 2021 at 1.1 million pounds, compared to 3.3 million pounds in 2020, primarily due to lower grades, as expected in the mine plan.

Copper production in 2022 is anticipated to be between 127,000 and 133,000 tonnes, with a relatively even distribution throughout the year. Copper production from 2023 to 2025 is expected to be between 130,000 and 160,000 tonnes per year. Molybdenum production in 2022 is expected to be between 0.8 million and 1.3 million pounds, with production expected to be between 3.0 million and 5.0 million pounds per year from 2023 to 2025.

We continue to advance the Highland Valley Copper 2040 project (HVC 2040) to extend the life of the operations to at least 2040, through an extension of the existing site infrastructure. HVC 2040 is undergoing an environmental assessment under the B.C. *Environmental Assessment Act*.

Antamina

We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2021 was $828 million, compared with $414 million in 2020 and $457 million in 2019. Our share of gross profit in 2021 increased from 2020, primarily due to higher copper and zinc prices. Production and sales volumes in 2020 were lower due to the temporary suspension of operations to support COVID-19 response measures.

On a 100% basis, Antamina's copper production in 2021 was 445,300 tonnes, compared to 380,700 tonnes in 2020. Zinc production was 462,200 tonnes in 2021, an increase from 427,800 tonnes of production in 2020. Copper and zinc production rose in 2021 primarily due to decreased production in 2020 relating to the temporary suspension of operations to support COVID-19 response measures. In 2021, molybdenum production was 4.9 million pounds, which was 38% lower than in 2020.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2021, approximately 3.8 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 21.8 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2021.

Our 22.5% share of 2022 production at Antamina is expected to be in the range of 91,000 to 96,000 tonnes of copper, 90,000 to 95,000 tonnes of zinc and 1.8 to 2.2 million pounds of molybdenum. Our share of annual copper production is expected to be between 90,000 and 95,000 tonnes from 2023 to 2025. Our share of zinc production is expected to average between 80,000 and 100,000 tonnes per year during 2023 to 2025, with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 3.0 and 4.0 million pounds between 2023 and 2025.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit increased to $153 million in 2021 from $95 million in 2020 and $23 million in 2019. Gross profit increased in 2021 from 2020, primarily due to higher copper prices partially offset by higher unit operating costs, and lower production and sales volumes as a result of lower copper grades, as expected in the mine plan.

During the year ended December 31, 2021, as a result of higher market expectations for long-term copper prices, we recorded a non-cash, pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo Operation. The economic model for determining the amount of impairment reversal for Carmen de

Andacollo assumes a long-term copper price of US$3.30 per pound from 2026 onward. A 6% real, post-tax discount rate was used to discount cash flow projections based on a market-participant weighted average cost of capital. This impairment reversal is outlined in more detail on page 51.

Carmen de Andacollo produced 43,500 tonnes of copper contained in concentrate in 2021, compared to 55,400 tonnes in 2020 primarily due to lower copper grades, which declined by 21% as expected in the mine plan. Copper cathode production was 1,300 tonnes in 2021, compared with 2,000 tonnes in 2020. Gold production of 35,800 ounces in 2021 was lower than the 49,200 ounces produced in 2020, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo's production in 2022 is expected to be in the range of 45,000 to 50,000 tonnes of copper. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes for 2023 to 2025.

Quebrada Blanca

Quebrada Blanca is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by ENAMI. ENAMI's 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca Operations

Quebrada Blanca's gross profit in 2021 was $39 million compared with $19 million in 2020 and a gross loss of $59 million in 2019. The increased gross profit in 2021 compared with 2020 is primarily a result of higher copper prices partially offset by higher unit operating costs and lower production and sales volumes as expected.

Quebrada Blanca produced 11,500 tonnes of copper cathode in 2021, compared to 13,400 tonnes in 2020, with the decrease due to the continued decline of cathode production, as the operation had ceased mining in 2018. Copper cathode production is now expected to continue through 2023 using existing leach piles and ore that is expected to be mined in the first half of 2022. We expect cathode production of approximately 10,000 to 11,000 tonnes in 2022, and 5,000 tonnes in 2023.

Quebrada Blanca concentrate production is expected to commence in the second half of 2022 following commissioning of the Quebrada Blanca Phase 2 project (QB2), in line with previous guidance. We expect copper in concentrate production to be between 240,000 and 300,000 tonnes per year for 2023 to 2025 with molybdenum production between 4.0 and 13.0 million pounds per year.

Quebrada Blanca Phase 2

The Quebrada Blanca Phase 2 project is one of the world's largest undeveloped copper resources. QB2 is expected to have low operating costs, an initial mine life of 28 years and significant potential for further growth. Teck approved the QB2 project for full construction in December 2018.

The project has continued to effectively advance construction, with good progress in 2021. Overall project progress has reached 77% completion and first production is expected in the second half of 2022.

Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees, including robust, effective and proactive vaccination and testing programs across the entire workforce. Pre-screening and on-site testing have been key to our success in managing case rates at site while effectively advancing construction.

Certain non-COVID-19 cost pressures, related to weather and subsurface conditions, are currently estimated to require an additional contingency of up to 5% of our capital estimate of US$5.26 billion, unchanged from our previous guidance.

As recently announced, COVID-19 related capital costs have experienced ongoing pressure as a result of continued absenteeism and labour inefficiencies related to COVID-19 and contractual concessions have been required to manage these impacts on contractors. Given our experience with the sudden onset of Omicron, we modified our prior assumptions and now assume that the impacts of COVID-19 will not end prior to the completion of construction. We are continuing to actively manage these costs and, to counter the adverse effects associated with construction in this environment, have put in place a variety of mitigation measures and incentives, many of which are aimed at attracting talent, employee retention and minimizing absenteeism. Based on our current assumptions, including with respect to exchange rates, we recently updated our COVID-19 capital cost guidance to US$900 million to US$1.1 billion from our previous estimate of US$600 million.

Project development expenditures in 2021 were approximately US$2.06 billion. We expect to spend approximately CAD$2.2 to CAD$2.5 billion of QB2 development capital on a consolidated basis in 2022, inclusive of COVID-19 capital.

We continue to be pleased with the progress we are making and are excited about building on our construction successes to date with a focus on delivering to the project's key milestones.

Quebrada Blanca Mill Expansion

The Quebrada Blanca Mill Expansion (QBME) project progressed in 2021, with a focus on trade-off studies in preparation for the start of the prefeasibility study. A prefeasibility study commenced in the fourth quarter of 2021 with completion targeted in the fourth quarter of 2022 to evaluate the addition of a third grinding line for a 50% capacity increase to the Quebrada Blanca concentrator currently under construction. This configuration is expected to make use of excess capacity in the supporting infrastructure, reducing capital costs and minimizing project footprint. QBME will be a significant contributor to our near-term copper growth portfolio with first production targeted for 2026. Resource and geotechnical drilling will also be conducted in 2022 to support the evaluation of further opportunities to develop the vast Quebrada Blanca resource.

Copper Growth Projects

Teck continues to actively advance its industry-leading copper growth portfolio. The approach is driven by balancing growth and return of capital, value-focused de-risking and the optimization of funding sources. As part of Teck's copper growth strategy, within the Project Satellite initiative, Teck, together with our partners, continues to advance five significant base metals assets containing copper, zinc and nickel. We are meeting project, permitting and commercial milestones in order to position Teck with various high-quality options to maximize value from copper demand well beyond the ramp-up of QB2 and the continued operation of our core copper-producing assets. The Project Satellite initiative comprises five assets, namely Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek, all of which are located in the Americas in jurisdictions that Teck is familiar with and has experience conducting detailed studies, advancing permitting activities, developing strong community and stakeholder relationships, and operating mines in a productive, sustainable and safe manner.

Work in 2022 on the Zafranal copper-gold project located in Arequipa Region, Peru, will be focused on completing public hearings and regulator-led technical reviews of the project's Social and Environmental Impact Assessment (SEIA) permit application as well as meeting the project's community commitments and key stakeholder engagement activities in the areas of health, capacity building, cultural heritage resource management, and water. The San Nicolás copper-zinc project located in Zacatecas State, Mexico initiated a feasibility study in the first quarter of 2022 with completion targeted in the fourth quarter of 2023. In addition, work will include submitting an Environmental Impact Assessment (MIA-R), continuing social and environmental baseline studies, and completing additional socio-economic studies in support of advancing through permitting and the next investment decision milestone. Partnering negotiations for San Nicolás are ongoing and first production is targeted for 2026. At the Galore Creek copper-gold-silver project located in Tahltan Territory within the Golden Triangle of northwest British Columbia, we and our partner have appointed Fluor to prepare a prefeasibility study. Work in 2022 will continue to advance prefeasibility field study work, baseline social and environmental field programs, and early permitting activities targeted for completion in the second half of 2023. At Schaft Creek, located in northwest British Columbia, and Mesaba, located in northeast Minnesota, we are investing additional resources to progress environmental and social baseline field studies and focused design and engineering work, including resource modelling, geometallurgical and geotechnical studies, mining and mineral processing studies, siting studies, and capital and operating cost estimations, in support of advancing each asset into prefeasibility studies.

In addition to the Project Satellite assets, Teck has a 50% interest in Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna deposits. Newmont Corporation owns the remaining 50%. In 2021, work focused on advancing the assessment of optimization opportunities, with select technical and strategic work continuing in 2022.

The 2021 capital and investment for the Satellite assets and NuevaUnión were $39 million. Capital and investment in 2022 for the Satellite assets and NuevaUnión are expected to be $100 million.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$4.23 per pound in 2021, up from an average of US$2.80 per pound in 2020.

Copper stocks on the LME fell by 17.6% to 88,950 tonnes in 2021, and copper stocks on the Shanghai Futures Exchange (SHFE) fell by 56.0% to 38,180 tonnes, while COMEX warehouse stocks fell 23.2% to 51,525 tonnes. Combined exchange

stocks decreased by 83,040 tonnes during 2021 and ended the year at 178,655 tonnes. Exchange stocks ended the year at 13-year lows, reaching levels last seen in 2008. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 5.4 days of global consumption versus the 25-year average of 17 days.

In 2021, global copper mine production increased 2.2% according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 21.5 million tonnes. Global mine production has been relatively flat since 2018. Wood Mackenzie is forecasting a 3.7% increase in global mine production in 2022 to 22.3 million tonnes. Chinese imports of copper concentrates increased 8% in 2021 to reach over 6.0 million tonnes of contained copper.

Copper scrap availability increased in 2021 due to stronger prices. Scrap and unrefined copper imports into China, including blister and anode, were up 30% year over year to December 2021 following China's revision of import classification. The increase in scrap imports in 2021 was offset by a decline in refined copper cathode imports, which were down 26% over 2020. Net contained copper unit imports were down 1.5% from record 2020 levels.

Wood Mackenzie estimates that global refined copper production grew 3.0% in 2021, below the 3.9% increase in global copper cathode demand. They are projecting that refined production will increase 1.2% in 2022, reaching 25.0 million tonnes. Fundamentals for copper are expected to continue to improve in the coming years as global stimulus spending by governments continues, and as governments and corporations continue to build out their exposure to the green economy through increased electrification and reductions to carbon emissions, requiring additional copper units. Wood Mackenzie is forecasting global copper metal demand will increase by 2.6% in 2022, reaching 25.1 million tonnes, suggesting the refined copper market will be in deficit in 2022.

Copper Price and LME Inventory
Source: LME


$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Price
2016
2017
2018
2019
2020
2021
700
600
500
400
300
200
100
0
Tonnes
LME inventory (tonnes in thousands)
Copper price (US$ per pound)

Global Demand for Copper
Source: Wood Mackenzie


25
20
15
10
5
0
2001
2005
2009
2013
2017
2021
Tonnes
Rest of the world (tonnes in millions)
China (tonnes in millions)

Global Copper Inventories
Source: ICSG, LME, COMEX, SHFE


35
30
25
20
15
10
5
0
Days
2016
2017
2018
2019
2020
2021
1,600
1,400
1,200
1,000
800
600
400
200
0
Tonnes
Inventories (tonnes in thousands)
Days of global consumption
25-year average days inventory

Outlook

We expect 2022 copper production from existing operations to be in the range of 273,000 to 290,000 tonnes, with production similar to 2021 production levels. This excludes Quebrada Blanca concentrate, which is expected to add substantially to our overall copper production following first production in the second half of 2022.

In 2022, we expect our copper total cash unit costs[1] to be in the range of US$1.85 to US$1.95 per pound before cash margins for by-products. We continue to experience inflationary cost pressures, notably in diesel price, mill steel and replacement parts, driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. In addition, greater profitability drives an increase in some site costs, including workers' participation and royalty expenses at Antamina. Copper net cash unit costs[1] in 2022 are expected to be in the range of US$1.40 to US$1.50 per pound after cash margins for by-products, based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 515,000 to 615,000 tonnes per year from 2023 to 2025, including Quebrada Blanca concentrate production.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Zinc

We are one of the world's largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world's largest integrated zinc and lead smelting and refining operations. In 2021, we produced 607,400 tonnes of zinc in concentrate, while our Trail Operations produced 279,000 tonnes of refined zinc.

In 2021, our zinc business unit accounted for 23% of revenue and 14% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
($ in millions)	**2021**	2020	2019	**2021**	2020	2019	**2021**	2020	2019
Red Dog	**$ 1,567**	$ 1,394	$ 1,594	**$ 678**	$ 513	$ 696	**$ 822**	$ 717	$ 837
Trail Operations	**1,997**	1,761	1,829	**(2)**	(23)	(86)	**84**	65	–
Pend Oreille	**–**	–	56	**–**	–	(7)	**–**	–	(4)
Other	**10**	9	8	**12**	33	(2)	**12**	33	(2)
Intra-segment	**(511)**	(464)	(519)	**–**	–	–	**–**	–	–
Total	**$ 3,063**	$ 2,700	$ 2,968	**$ 688**	$ 523	$ 601	**$ 918**	$ 815	$ 831

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

	Production			Sales		
(thousand tonnes)	**2021**	2020	2019	**2021**	2020	2019
Refined zinc						
Trail Operations	**279**	305	287	**281**	307	284
Contained in concentrate						
Red Dog	**503**	491	553	**446**	551	561
Antamina[1]	**104**	96	68	**103**	95	68
Pend Oreille	**–**	–	19	**–**	–	20
Total	**607**	587	640	**549**	646	649

Note:
1. Co-product zinc production from our 22.5% interest in Antamina.

Operations

Red Dog

Our Red Dog Operations, located in northwest Alaska, is one of the world's largest zinc mines. Gross profit in 2021 was $678 million compared with $513 million in 2020 and $696 million in 2019. The increase in gross profit in 2021 compared with 2020 was primarily due to higher zinc prices that were partially offset by lower sales volumes, and by higher royalty costs, which are tied to increased profitability at Red Dog.

In 2021, zinc production at Red Dog increased to 503,400 tonnes, compared to 490,700 tonnes produced in 2020, primarily due to higher mill throughput, supported by continuous optimization of mill performance, including RACE21™ advanced process control improvements. In 2020, operations were impacted by maintenance challenges as well as lower grades due to mine sequencing changes, as a result of site water volumes. Red Dog continues to optimize water management to minimize potential constraints on future production. Lead production in 2021 of 97,400 tonnes was similar to 2020 production at 97,500 tonnes.

Red Dog's location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog's sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The 2021 Red Dog concentrate shipping season commenced on July 19, 2021, one of the latest starts in the last decade following delays due to weather and ice conditions, and was completed successfully on October 30, 2021. As a result of the late start to the season and shipping delays associated with record weather disruptions in July and August, a portion of concentrate sales has been deferred to 2022.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 30% to 35% in October 2017. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 40% anticipated to occur in October 2022. The NANA royalty expense in 2021 was US$255 million, compared with US$175 million in 2020. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the *Alaska Native Claims Settlement Act*.

Red Dog's production of contained metal in 2022 is anticipated to be in the range of 540,000 to 570,000 tonnes of zinc and 80,000 to 90,000 tonnes of lead. From 2023 to 2025, zinc production is expected to be in the range of 510,000 to 550,000 tonnes of contained zinc per year, while lead production is expected to be between 85,000 and 95,000 tonnes of contained lead per year.

Trail Operations

Our Trail Operations in southern B.C. produces refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $2 million in 2021, in comparison to a gross loss of $23 million in 2020 and gross loss of $86 million in 2019. The lower gross loss in 2021 is primarily due to higher zinc and silver prices, partially offset by higher operating costs and lower treatment charges.

Refined zinc production in 2021 was 279,000 tonnes, lower than 305,100 tonnes in 2020. Refined zinc production in 2021 was impacted by a temporary air-quality-related shutdown of the oxygen plant due to wildfires in the region, as well as unplanned maintenance and operational challenges. Refined lead production in 2021 was 81,400 tonnes, compared with 72,900 tonnes in 2020. Silver production was 11.7 million ounces in 2021, which was similar to 2020 at 11.5 million ounces.

Our recycling process treated 39,800 tonnes of material during the year, and we plan to treat about 38,100 tonnes in 2022. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

In 2022, we expect Trail Operations to produce between 270,000 and 285,000 tonnes of refined zinc. Trail has major maintenance activities planned from September to November 2022 to extend the operating life of key assets, which are expected to impact 2022 production. The KIVCET furnace will have its hearth replaced and a zinc roaster will have its dome replaced, both after 25 years of operation. Refined zinc production from 2023 to 2025 is expected to be between 295,000 and 315,000 tonnes per year. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Markets

Zinc prices on the London Metal Exchange (LME) averaged US$1.36 per pound during 2021, higher than US$1.03 per pound in 2020 and the highest annual average since 2007.

Zinc stocks on the LME fell by 2,650 tonnes in 2021, a 1.3% decrease from 2020 levels, finishing the year at 199,575 tonnes. Stocks held on the Shanghai Futures Exchange (SHFE) rose 29,335 tonnes in 2021, a 103% increase from 2020 levels, finishing the year at 57,920 tonnes. Total global exchange stocks remained well below historical levels, ending the year at 6.7 days of global consumption, compared to the 25-year average of 17.5 days. We estimate that total reported global stocks, which include producer, consumer, merchant and terminal stocks, fell by approximately 10,000 tonnes in 2021 to 0.26 million tonnes at year-end, representing an estimated 7.0 days of global demand, compared to the 25-year average of 18.5 days.

In 2021, global zinc mine production increased 7.3% according to Wood Mackenzie, a commodity research consultancy, with total production reaching 13.2 million tonnes, which is the first increase in mine production since 2018. Mine production in 2021 was only 2.4% higher than it was in 2018. Wood Mackenzie expects global zinc mine production to only grow 0.9% in 2022 to reach 13.3 million tonnes. This increase is largely attributable to the return to pre-COVID-19 production in Peru and several small increases in Mexico and China.

Wood Mackenzie estimates that the global zinc metal market moved into deficit in 2021, recording a shortfall of 0.31 million tonnes of available material. Global refined zinc demand rose 7.1% in 2021 over 2020, increasing to 14.1 million tonnes. Demand outside of China rebounded strongly in Europe, North and South America, Russia and Africa because of stronger demand from construction, infrastructure and renewable energy sectors.

Wood Mackenzie estimates that global refined zinc production increased 1.2% in 2021, with refined production reaching 13.8 million tonnes. They also estimate that refined zinc production will see a 0.9% increase in 2022 over 2021 levels, to 13.9 million tonnes. The estimate for the total increase in supply will be below global metal demand, which is forecast to grow 2.3% to 14.5 million tonnes, suggesting that the refined metal market will be in a 0.5-million-tonne deficit in 2022.

Zinc Price and LME Inventory
Source: LME


$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Price
2016
2017
2018
2019
2020
2021
1,200
1,000
800
600
400
200
0
Tonnes
LME inventory (tonnes in thousands)
Zinc price (US$ per pound)

Global Demand for Zinc
Source: Wood Mackenzie


20
16
12
8
4
0
Tonnes
2001
2005
2009
2013
2017
2021
Rest of the world (tonnes in millions)
China (tonnes in millions)

Global Zinc Inventories
Source: ILZSG, LME, SHFE


60
50
40
30
20
10
0
Days
2016
2017
2018
2019
2020
2021
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Tonnes
Inventories (tonnes in thousands)
Days of global consumption
25-year average days inventory

Outlook

We expect 2022 production of zinc in concentrate, including co-product zinc production from Antamina (22.5%), to be in the range of 630,000 to 665,000 tonnes. We expect lead production from Red Dog to be in the range of 80,000 to 90,000 tonnes in 2022.

In 2022, we expect our zinc total cash unit costs[1] to be in the range of US$0.48 to US$0.53 per pound before cash margins for by-products and US$0.32 to US$0.38 per pound after margins from by-products based on current production plans, by-product prices and exchange rates. Net cash unit costs[1] are expected to vary significantly throughout the year, in line with normal seasonal sales patterns. Sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters, resulting in limited by-product credits and consequently higher net cash unit costs in the first half of the year.

For the 2023 to 2025 period, we expect total zinc in concentrate production to be in the range of 590,000 to 650,000 tonnes per year.

At Red Dog, we currently expect sales of zinc in concentrate to be in the range of 130,000 to 150,000 tonnes in the first quarter of 2022. As a result of the late start to the 2021 shipping season and historic weather-related delays, a portion of sales that were expected to occur in the fourth quarter of 2021 have been deferred to the first and second quarters of 2022.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Steelmaking Coal

In 2021, our steelmaking coal operations in Western Canada produced 24.6 million tonnes, with sales of 23.4 million tonnes. The majority of our steelmaking coal sales are to the Asia-Pacific region, with the remaining amounts sold primarily to Europe and the Americas. Our long-term annual average production capacity is 26 to 27 million tonnes, and we have total proven and probable reserves of 867 million tonnes of steelmaking coal.

In 2021, our steelmaking coal business unit accounted for 46% of revenue and 55% of gross profit.

($ in millions)	**2021**	2020	2019
Revenue	**$ 6,251**	$ 3,375	$ 5,522
Gross profit	**$ 2,785**	$ 277	$ 2,112
Gross profit before depreciation and amortization[1]	**$ 3,657**	$ 1,009	$ 2,904
Production (million tonnes)	**24.6**	21.1	25.7
Sales (million tonnes)	**23.4**	21.9	25.0

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Operations

During the year we continued to advance our high-quality development projects. The Harmer Project at Elkview Operations, which is the next major project in our portfolio, is nearing completion of the feasibility study stage. Early works commenced in the second half of 2021 and are expected to be completed in the second quarter of 2022, after which construction can commence. The Harmer Project takes advantage of Elkview's existing infrastructure and will support Elkview's rate of 9 million tonnes per annum with high-quality steelmaking coal at top-quartile operating margins well into the future.

Gross profit for our steelmaking coal business unit was $2.8 billion in 2021, up from $277 million in 2020 and $2.1 billion in 2019. Substantially higher steelmaking coal prices, combined with increased sales and production volumes, despite ongoing COVID-19 impacts, contributed to a strong operating performance in 2021 when compared to 2020.

Our average realized steelmaking coal selling price in 2021 increased to US$209 per tonne, compared with US$113 per tonne in 2020 and US$164 per tonne in 2019.

Sales volumes were 23.4 million tonnes in 2021, compared with 21.9 million tonnes sold in 2020. Strong logistics chain performance supported the steady flow of steelmaking coal to markets, despite the impact of wildfires in July. Severe rain and flooding events in November and extreme cold in December impacted our sales and production volumes late

in 2021, resulting in lower sales volumes in the fourth quarter compared to other quarters in 2021. Our 2021 production of 24.6 million tonnes was 3.5 million tonnes higher than 2020 due to the extended Neptune outage and greater COVID-19 impacts on production in the first half of 2020. Elkview Operations set a new production record in 2021, with its first full year of operations since its plant expansion to a capacity of 9.0 million tonnes per annum.

Adjusted site cash cost of sales[1] in 2021 was $65 per tonne, slightly higher than the $64 per tonne in 2020. The increase in cost of sales is primarily due to inflationary pressures; however, this was mostly offset with the structural change in our cost base and considerably higher production from our Elkview processing plant.

Capital spending in 2021 included $475 million for sustaining capital, including water, and $440 million for growth capital, which includes $350 million for the Neptune upgrade project.

Elk Valley Water Quality Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

The majority of our 2021 capital spending for water projects in the steelmaking coal business unit was associated with the Fording River Operation South Active Water Treatment Facility (FRO-S AWTF), and building additional Saturated Rock Fill (SRF) capacity across the Elk Valley. Capital spending in 2021 on water projects was $226 million, below our guidance of $255 million. Our existing SRFs and AWTFs are operating as designed and currently provide up to 47.5 million litres per day of water treatment capacity in the Elk Valley. This includes the FRO-S AWTF which advanced commissioning in the fourth quarter of 2021 and is now treating water and ramping up to full capacity.

Sustaining capital investment in water treatment (AWTFs and SRFs), water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) in 2022 is expected to be approximately $280 million. By the end of 2022, we will have capacity to treat approximately 77.5 million litres of water per day, a fourfold increase from our treatment capacity in 2020.

With this capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley.

From 2022 to 2024, we plan to invest between $650 and $750 million of capital on water management and water treatment, including the capital portion of scope attributable to the previously disclosed Direction. It also includes the advancement of an SRF project, which will increase treatment capacity in the north Elk Valley earlier than previously planned. The above expected capital costs in 2022 to 2024 compares to our previous guidance of $400 to $500 million as well as the capital scope associated with the disclosed $350 to $400 million aggregate cost of incremental measures required under the Direction. The continued investment in water treatment during this time frame will further increase our treatment capacity to 90 million litres per day through the development of SRFs.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2021 and, as previously disclosed, are projected to increase gradually over the long term to approximately $3 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and First Nations. The state of Montana has

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

adopted a water quality standard for the Koocanusa Reservoir downstream of our mining operations that establishes a selenium standard that may not be achievable with existing technology. We are taking steps to challenge this standard. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

Rail

Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver terminals is currently provided by Canadian Pacific Railway Company (CPR) and by Canadian National Railway Company (CN Rail). CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with CN Rail for further transportation to the west coast. The remainder of westbound shipments are handled by CPR from the mines to the terminals in Vancouver. Our previous westbound 10-year agreement with CPR expired in March 2021 and was replaced by a tariff that expires in April 2023. Rail rates have not been materially impacted by the introduction of this tariff. Negotiations with CPR for a new long-term westbound contract are ongoing.

We have a long-term agreement until December 2026 with CN Rail for shipping steelmaking coal from our four B.C. operations via Kamloops to Neptune Bulk Terminals (Neptune) and other west coast ports, including Ridley Terminals Inc. The agreement enables significantly increased shipment volumes through the expanded Neptune Terminal. CN Rail has completed the capital upgrades required to support Neptune volumes.

Ports

Construction of our Neptune port upgrade was completed in 2021 and the terminal was in a ramp-up phase during the second half of the year. Ramp-up was impacted by the July wildfires and November flooding, both of which temporarily disrupted rail service to Neptune. Despite these significant challenges, run rates achieved, and at times exceeded, design capacity when normal rail service was provided. The new outbound system performed consistently through the year, including successfully loading three Newcastlemax Capesize vessels, the largest vessels ever berthed at Neptune. Neptune became our primary terminal in September and handled the majority of our export volumes through year-end. The terminal is well positioned to deliver strong throughput in 2022 and beyond, with significantly increased terminal-loading capacity to meet our delivery commitments to our customers while lowering our port costs.

Sales

Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2021, we continued to focus on areas with the greatest demand growth, including increased sales volumes to China to capitalize on premium pricing, which reached a peak of US$614 per tonne in October.

Markets

Global steel production reached a new record high in 2021. As a result, demand for seaborne steelmaking coal was healthy throughout 2021, with demand from China remaining high due to the import restrictions on Australian coal, reduced Mongolian imports as a result of COVID-19, and domestic supply constraints. Seaborne steelmaking coal imports into China from countries excluding Australia reached a new record high in 2021 that was higher than the previous record going back to 2013. Further, a new monthly high in December surpassed the previous record set in September. This new record was achieved despite a concerted effort in China during the second half of 2021 to curtail steel production to similar levels as 2020.

Demand for steelmaking coal in the rest of the world increased in 2021, with ex-China steelmakers operating at rates exceeding pre-COVID-19 production levels. Consequently, the average of the FOB Australia price assessments increased from approximately US$100 per tonne in January to record highs of approximately US$400 per tonne in October and November before declining slightly to exit the year in the range of US$350 per tonne.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China's steelmaking coal imports by source.

Daily Steelmaking Coal Assessments
Source: Argus, Platts, TSI


$450
$400
$350
$300
$250
$200
$150
$100
$50
2016
2017
2018
2019
2020
2021
Spot price assessments (US$ per tonne FOB Australia)
Quarterly benchmark (US$ per tonne FOB Australia)
Quarterly index-linked price (US$ per tonne FOB Australia)

Hot Metal (Pig Iron) Production
Source: World Steel Association, National Bureau of Statistics of China


1,400
1,200
1,000
800
600
400
200
0
Tonnes
2001
2005
2009
2013
2017
2021
Rest of the world (tonnes in millions)
China (tonnes in millions)

China Steelmaking Coal Imports
Source: China's Customs


80
70
60
50
40
30
20
10
0
Tonnes
2013
2015
2017
2019
2021
Landborne (tonnes in millions)
Seaborne (tonnes in millions)

Outlook

Despite unprecedented logistics challenges in 2021, our steelmaking coal business unit delivered strong financial results in 2021 and is well positioned to deliver strong financial performance again in 2022. Sales previously planned for the fourth quarter of 2021 are expected to be largely recovered in the first half of 2022, which should result in inventories returning to normal levels. Assuming full recovery of the rail network we expect sales to be between 6.1 and 6.5 million tonnes for the first quarter of 2022.

We expect annual production in 2022 to be between 24.5 and 25.5 million tonnes. The 2022 production estimate is reflective of some constraints on production due to the weather events and impacts mentioned above, which may result in production curtailments in the first quarter due to high steelmaking coal inventory levels. In addition, the recent surge in COVID-19 cases has the potential to have a negative impact on our operations. An increase in cases in southeastern British Columbia has resulted in rising absenteeism at our steelmaking coal operations in the Elk Valley. While this has so far not had a major impact on productivity, it poses a risk to first quarter 2022 results.

We expect 2022 adjusted site cash cost of sales[1] to be between $72 and $77 per tonne. This is an increase relative to previous years, primarily due to inflationary cost pressures, which have increased the cost of key inputs to our business. Costs are also higher due to insurance, our investment in RACE21™ and the continued strong price of steelmaking coal, which has corresponding cost impacts relating to profit-based compensation and business interruption insurance premiums. In the current high price environment, we expect to utilize contract labour, rental equipment and other strategies to enable our production plan and to mitigate the risk associated with increased absenteeism due to COVID-19.

Overall, the primary cost increases are not related to key mining drivers such as mine productivity and strip ratio, which remain relatively stable or are forecasted to improve compared to 2021. The relative stability of our key mining drivers is supported by the quality of our operating assets in the Elk Valley and our focus on continuous improvement and best-in-class haul truck productivity. The increased costs expected for 2022 are more than offset by the continued strong steelmaking coal prices and some of the cost increase is directly related to increased prices.

Transportation unit costs in 2022 are expected to be between $43 and $46 per tonne. Inflationary conditions remain a factor in the general increase in transportation costs. Rail related diesel surcharges, ocean freight and demurrage, as well as general cost inflation are the principal drivers of these increases. Inflationary pressures are expected to persist through 2022 but will be partially offset with the savings associated with use of our expanded Neptune terminal throughout the year.

In early 2022, transportation unit costs are expected to be impacted by the lagging effects of the late 2021 logistics interruption. The extreme weather conditions at the end of 2021 resulted in a significant number of vessels at anchor at the start of 2022. Longer vessel wait times in the first quarter of 2022 will have a pronounced impact to demurrage charges that will push transportation unit costs above our annual guidance range in the first quarter of 2022. As supply chain recovery occurs, with expectations that mine inventories will be reduced within the first half of the year, the vessel queue and associated costs are anticipated to decrease. Combined with the Neptune structurally lower cost base, transportation unit costs are expected to decrease in the second half of 2022 and be below the $43 to $46 per tonne annual guidance range.

Going forward, Neptune will drive a structurally lower cost base for the logistics chain. CN Rail and CP Rail infrastructure improvements between Kamloops and Vancouver are supporting Neptune rail volumes. We have maintained our commercial agreements with Westshore Terminals and Ridley Terminals, which enhance our optionality and sales flexibility, particularly during disruptions. Outside of the disruptions, our logistics network performed very well in 2021, achieving historic low inventories at times during the year. With increased terminal capacity at Neptune, optimization through integrated pit-to-port operations and significant optionality, we expect the logistics chain to deliver strong sales volumes in 2022.

We expect capital expenditures for 2022 to be approximately $785 million for sustaining and growth capital. The total includes $280 million of sustaining capital related to water treatment, which will bring our total water treatment capacity to approximately 77.5 million litres per day by the end of 2022. In addition, total capital includes $470 million of sustaining capital for operations, major projects and Neptune, which will be used to sustain our mining operations and develop key projects such as the Harmer Project at Elkview Operations. Growth capital of $35 million will be used to continue to advance processing and mining analytics initiatives and support supply chain cost optimization.

We expect capitalized stripping costs to be approximately $480 million in 2022, an increase from 2021 as a number of development mining areas transition from sustaining pre-production capital to early stages of operations.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Energy

Our energy business unit primarily includes a 21.3% interest in the Fort Hills oil sands mine. Our share of production at the Fort Hills oil sands mine was 7.3 million barrels of bitumen in 2021.

In 2021, our energy business unit accounted for 5% of revenue and incurred a $133 million gross loss.

Fort Hills[1]

($ in millions)	2021	2020	2019
Western Canadian Select (US$/bbl)	**$ 54.87**	$ 26.82	$ 41.13
Blended bitumen price (realized US$/bbl)	**$ 58.14**	$ 27.99	$ 45.20
Bitumen price (realized CAD$/bbl)	**$ 61.78**	$ 25.27	$ 52.21
Operating netback (CAD$/bbl)[2]	**$ (3.25)**	$ (19.02)	$ 11.85
Production (million bitumen barrels)	**7.3**	8.4	12.3
Production (average barrels per day)	**19,935**	22,875	33,593
Sales (million blended bitumen barrels)	**9.3**	11.6	16.0
Gross profit (loss)	**$ (133)**	$ (326)	$ 10
Gross profit (loss) before depreciation and amortization[2]	**$ (37)**	$ (223)	$ 144

Notes:
1. Fort Hills figures presented at our ownership interest of 21.3%.
2. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Fort Hills

The Fort Hills oil sands mine is located in northern Alberta. We hold a 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands mine, with Suncor Energy Inc. (Suncor) and Total E&P Canada Ltd. (Total) holding the remaining interest. An affiliate of Suncor is the operator of Fort Hills.

Our gross loss from Fort Hills was $133 million in 2021, compared with a gross loss of $326 million in 2020 and a $10 million gross profit in 2019. The gross loss in 2021 decreased by $193 million compared with a year ago, primarily due to an increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher operating costs. We recorded bitumen and diluent inventory write-downs of $11 million during the year compared to $54 million in 2020.

Our 21.3% share of bitumen production from Fort Hills was 19,935 barrels per day in 2021. This compares to 22,875 barrels per day produced in 2020. The change is primarily attributable to a slower than initially planned ramp-up to a two-train operation. In 2021, mining challenges associated with the mobilization and ramp-up of contractor overburden stripping,

groundwater inflow from subsurface aquifers, and issues related to slope instability on the south side of the mine, which contained most of the exposed ore, delayed production ramp-up to two trains. In December 2021, Fort Hills production ramp-up was safely and successfully completed. Since that time, Fort Hills has continued operating as a two train operation.

Cost of sales was $848 million in 2021 compared with $780 million in 2020 due to higher mining costs associated with production ramp-up. Higher mining costs related to increased spend on contractor overburden stripping to support production ramp-up, managing mine slope instability and capping the major groundwater inflows. Adjusted operating costs[1] of $47.89 per barrel in 2021 were higher than the $31.96 per barrel in 2020 due to higher mining costs and lower production volumes during the year.

Our share of Fort Hills' capital expenditures in 2021 was $80 million, which related to tailings infrastructure and work to transition to the next mining area at Fort Hills.

During the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021.

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The valuation of our interest in Fort Hills is most sensitive to changes in WCS oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million. Using a long-term WCS price of US$53 per barrel would increase the estimated value by $500 million to $2.6 billion and using a long-term WCS price of US$58 per barrel would increase the estimated value by $1.0 billion to $3.1 billion. As of the date of this Management's Discussion and Analysis, the WCS price is US$79 per barrel.

Markets

Fort Hills' bitumen production is delivered to a blend facility located near Fort McMurray, Alberta and ultimately sold as a blended bitumen product known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB). We sell our share of FRB to a variety of customers at the Hardisty, Alberta market hub and the U.S. Gulf Coast. In 2021, approximately 70% of our FRB sales were at Hardisty, with the remainder at the U.S. Gulf Coast.

Our blended bitumen price realizations are influenced by NYMEX light sweet crude oil (WTI) and Canadian heavy crude oil differentials at Hardisty, and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In 2021, WTI averaged US$67.92 per barrel. The WCS price for our Hardisty deliveries of blended bitumen was indexed at an average of WTI less US$13.05 per barrel, for a WCS blend value of US$54.87 per barrel. U.S. Gulf Coast deliveries were priced at an average of WTI minus US$3.73 per barrel, for a WCS blend value of US$64.19 per barrel.

The global crude oil market recovered in 2021 amid the ongoing challenges of the COVID-19 pandemic as it transitioned from a global crude oil surplus in 2020 to a deficit in 2021. The demand recovery was aided by the increase in global vaccination rates, improved mobility, and government stimulus programs. Crude oil supply was largely impacted by the voluntary production curtailment arrangements of the OPEC+ consortium in both 2020 and 2021. Their large reduction

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information

of supply starting in May 2020 reduced the magnitude of the oil surplus that year and the measured, rateable return of only a portion of their curtailed production during 2021 contributed to the deficit that supported prices.

During 2021, global crude oil prices significantly and steadily improved, with the WTI benchmark closing at just over US$75 per barrel at the end of December. Crude oil prices have continued to rise into the first quarter of 2022, with WTI averaging approximately US$83 per barrel in January 2022.

Canadian production continued to increase in 2021 due to improved economics and the elimination of the Government of Alberta production restrictions. The increase in production resulted in pipelines filling up, prompting high levels of apportionment on the Enbridge Mainline and the return of excess volumes being shipped to market by rail. The additional pipeline capacity connecting Western Canada to the U.S. Midwest, with the start-up of the Enbridge Line 3 replacement project, and to the U.S. Gulf Coast, via the reversal of the Capline pipeline that came online later in 2021, has been supportive to local prices by allowing for export pipeline capacity to be more in line with Canadian supply.

Operating Netback

The following table summarizes our Fort Hills operating netback for the year.

(Amounts reported in CAD$ per barrel of bitumen sold)	**2021**	2020	2019
Bitumen price realized[2]	**$ 61.78**	$ 25.27	$ 52.21
Crown royalties[3]	**(2.18)**	(0.49)	(1.50)
Transportation costs for FRB[4]	**(14.96)**	(11.84)	(9.62)
Adjusted operating costs[1,5]	**(47.89)**	(31.96)	(29.24)
Operating netback[1]	**$ (3.25)**	$ (19.02)	$ 11.85

Notes:

1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.
2. Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3. The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4. Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5. Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mine and processing operation.

Outlook

With Fort Hills resuming a two-train operation in the fourth quarter, the facility is expected to operate at an average utilization rate of 90% throughout 2022. As such, we expect our share of annual production from Fort Hills to be approximately 33,000 to 39,400 barrels per day in 2022. The midpoint of our guidance represents an increase of approximately 85% compared to 2021 production. Annual adjusted operating costs[1] are expected to be $26 to $30 per barrel in 2022, a decrease of close to 40% compared to 2021.

Capital spending in our energy business unit in 2022, which is expected to be approximately $140 million, primarily for tailings infrastructure and work to transition to the next mining area at Fort Hills.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

RACE21™

In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to **R**enewing our technology infrastructure, **A**ccelerating and scaling automation and robotics, **C**onnecting data systems to enable broad application of advanced analytics and artificial intelligence, and **E**mpowering our employees, all with a focus on improving our operating results through 2021 and beyond.

We are in the process of completing the RACE21™ program, with the implementation of a handful of initiatives remaining, and are compiling program results, which will be communicated in due course. Our digital transformation continues and the team is focused on our longer-term digital transformation with a continued emphasis on increased efficiencies and value creation.

Exploration & Geoscience

Throughout 2021, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Our exploration activities continued to be impacted by the COVID-19 pandemic as we took actions to protect our teams and host communities. Expenditures for the year of $65 million were focused on copper, zinc and gold and were higher than expenditures in 2020 of $45 million, primarily due to the recommencement of drilling programs across our portfolio.

Exploration & Geoscience plays three critical roles at Teck: discovery of new orebodies through early-stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

Work continues on resource expansion at Quebrada Blanca where we are commencing another large-scale drill program in 2022 to continue to investigate and confirm the extensions of the orebody, which remains open in multiple directions.

Early-stage copper exploration in 2021 focused primarily on advancing projects targeting porphyry-style mineralization in Canada, Chile, Peru and the United States. In 2022, we plan to drill a number of early-stage copper projects in Chile, Peru and the United States.

Zinc exploration in 2021 was concentrated on early-stage programs in Australia, Canada, Ireland and Turkey and an advanced-stage project in the Red Dog mine district in Alaska. In Alaska, Australia and Canada, the targets are large sediment-hosted deposits and in Ireland, we are targeting large carbonate-hosted deposits. In 2022, we plan to drill test early-stage targets on our properties in Australia, Ireland and Turkey and to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.

We have ongoing exploration for gold, both on 100% Teck-owned properties and through partnerships. Our current exploration efforts and drill testing for gold are focused in Peru and Turkey.

In 2021, we also drilled 87 kilometres across four steelmaking coal operations in the Elk Valley to support our existing operations and extension projects.

Financial Overview

Financial Summary

($ in millions, except per share data)	2021	2020	2019
Revenue and profit			
Revenue	**$ 13,481**	$ 8,948	$ 11,934
Gross profit	**$ 5,081**	$ 1,333	$ 3,340
Gross profit before depreciation and amortization[1]	**$ 6,664**	$ 2,843	$ 4,959
Profit (loss) attributable to shareholders	**$ 2,868**	$ (864)	$ (605)
Profit (loss) before taxes	**$ 4,532**	$ (1,136)	$ (468)
Adjusted EBITDA[1]	**$ 6,573**	$ 2,570	$ 4,473
Cash flow			
Cash flow from operations	**$ 4,738**	$ 1,563	$ 3,484
Property, plant and equipment expenditures	**$ 4,046**	$ 3,129	$ 2,788
Capitalized stripping costs	**$ 667**	$ 499	$ 680
Investments	**$ 160**	$ 190	$ 178
Balance sheet			
Cash and cash equivalents	**$ 1,427**	$ 450	$ 1,026
Total assets	**$ 47,368**	$ 41,278	$ 39,350
Debt and lease liabilities, including current portion	**$ 8,068**	$ 6,947	$ 4,834
Per share amounts			
Basic earnings (loss) per share	**$ 5.39**	$ (1.62)	$ (1.08)
Diluted earnings (loss) per share	**$ 5.31**	$ (1.62)	$ (1.08)
Dividends declared per share	**$ 0.20**	$ 0.20	$ 0.20

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and other currencies, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2021, we had a profit attributable to shareholders of $2.9 billion, or $5.39 per share. This compares with a loss attributable to shareholders of $864 million or $1.62 per share in 2020, and a loss attributable to shareholders of $605 million or $1.08 per share in 2019. In 2021, we had profit before taxes of $4.5 billion, which compares with a loss before taxes of $1.1 billion in 2020 and $468 million in 2019. The significant improvement in our profit attributable to shareholders in 2021 was due to higher prices for all of our principal products, as well as an increase in sales volumes of steelmaking coal, which also drove record annual adjusted EBITDA. In 2020, COVID-19 had a significant negative effect on the price and demand for our products, reducing our profit attributable to shareholders compared to 2019.

We recorded an asset impairment reversal in 2021, which increased our profit attributable to shareholders in 2021. Asset impairments were recorded in 2020 and 2019 and reduced profit attributable to shareholders in each respective year, as outlined below. Other significant items affecting our profit and loss attributable to shareholders in 2021, 2020 and 2019 are also outlined below.

Our profit and loss over the past three years has included items that we segregate for presentation to investors so that the underlying profit of the company may be more clearly understood. Our adjusted EBITDA[1], which takes these items into account, was $6.6 billion in 2021, $2.6 billion in 2020 and $4.5 billion in 2019. Our adjusted profit attributable to shareholders[1], which takes these items into account, was $3.1 billion in 2021, $561 million in 2020 and $1.7 billion in 2019, or $5.74, $1.05 and $3.03 per share, respectively. These items are described below and summarized in the table that follows.

In 2021, we recorded a non-cash pre-tax asset impairment reversal on our Carmen de Andacollo Operation of $215 million as a result of an increase in market expectations for long-term copper prices. We also recorded $141 million in expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest, as outlined in the "Other Expenses" section.

In 2020, as outlined below, COVID-19 had a significant effect on our financial results, with decreases in commodity prices, most significantly for steelmaking coal and blended bitumen, the temporary suspension of construction on our QB2 project and temporary reductions in production at our operations in the second quarter. As a result, we expensed $434 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project, including $103 million of interest that would otherwise have been capitalized if construction on QB2 had not been suspended. We also recorded inventory write-downs of $134 million, primarily in our steelmaking coal and energy business units, as a result of lower prices.

During 2020, we recorded non-cash pre-tax asset impairments on our interest in Fort Hills of $1.2 billion. We also recorded environmental costs of $270 million, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions, and increased expected remediation costs.

In 2019, we recorded non-cash pre-tax impairments of $1.2 billion on our interest in Fort Hills as a result of lower market expectations for future WCS heavy oil prices; $1.1 billion on our Frontier oil sands project as a result of our decision to withdraw the project from the regulatory review process; and $289 million on our Cardinal River Operations and $31 million on our Quebrada Blanca cathode operations, each of which had short remaining mine lives. We also redeemed US$600 million of outstanding 8.5% notes due in 2024 and recorded a $224 million pre-tax expense on the transaction, of which $174 million was non-cash. This charge was partially offset by a $105 million pre-tax gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

The following table shows the effect of these items on our profit (loss).

($ in millions, except per share data)	2021	2020	2019
Profit (loss) attributable to shareholders	**$ 2,868**	$ (864)	$ (605)
Add (deduct) on an after-tax basis:			
Asset impairments (impairment reversal)	**(150)**	912	2,052
COVID-19 costs	**–**	233	–
QB2 variable consideration to IMSA and ENAMI	**124**	(34)	(22)
Environmental costs	**79**	210	142
Inventory write-downs	**2**	91	41
Share-based compensation	**94**	34	3
Commodity derivatives	**15**	(46)	(13)
Debt prepayment option gain	**–**	–	(77)
Loss on debt redemption	**–**	8	166
Other	**25**	25	10
Adjusted profit attributable to shareholders[1]	**$ 3,057**	$ 561	$ 1,697
Basic earnings (loss) per share	**$ 5.39**	$ (1.62)	$ (1.08)
Diluted earnings (loss) per share	**$ 5.31**	$ (1.62)	$ (1.08)
Adjusted basic earnings per share[1]	**$ 5.74**	$ 1.05	$ 3.03
Adjusted diluted earnings per share[1]	**$ 5.66**	$ 1.04	$ 3.00

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Cash flow from operations in 2021 was $4.7 billion, compared with $1.6 billion in 2020 and $3.5 billion in 2019. The changes in cash flow from operations are mainly due to varying commodity prices and sales volumes, offset to some extent by changes in foreign exchange rates.

At December 31, 2021, our cash balance was $1.4 billion. Total debt was $8.1 billion and our net-debt to net-debt-plus-equity ratio[1] was 22% at December 31, 2021, compared with 24% at December 31, 2020 and 15% at the end of 2019.

COVID-19 Financial Impact

COVID-19 operating protocols remain in place across our business, with a continued focus on preventive measures, controls and compliance processes, and the integration of these actions into our operations and business planning. Operating our mines at full production in a COVID-19 environment increases certain costs, such as medical testing, safety equipment, safety supplies, additional transportation costs, accommodation costs for social distancing, and increased absenteeism, among other things. These costs and certain costs related to inefficiencies would not have occurred absent COVID-19 and are incremental costs. However, they are considered a cost of operating in this environment and are not adjusted for in our adjusted profit calculation. To the extent these costs or inefficiencies have significantly impacted business unit costs or performance in 2021, they are discussed in the respective business unit sections of this Management's Discussion and Analysis.

During 2020, the COVID-19 pandemic had a significant negative effect on prices and demand for our products and on our financial results. As a result of the pandemic, during the second quarter of 2020, we had to temporarily reduce production at a number of our operations, and we suspended active construction on our QB2 project. We incurred idle labour and other non-productive costs while production was temporarily reduced and these costs were adjusted for in our adjusted profit calculation, noted above.

During 2020, we expensed $272 million in costs associated with the temporary suspension of our QB2 project and the remobilization of the project. We also expensed $103 million of interest that would otherwise have been capitalized if

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

construction on our QB2 project had not been suspended. Consistent with the return to active construction on the QB2 project in the third quarter of 2020, we recommenced capitalization of borrowing costs and we did not expense further costs associated with the remobilization of the project in the fourth quarter of 2020. For the year ended December 31, 2020, we expensed pre-tax COVID-19 costs of $434 million (after-tax $233 million).

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper, zinc, steelmaking coal and blended bitumen, which accounted for 23%, 16%, 46% and 5% of revenue, respectively, in 2021. Silver and lead are significant by-products of our zinc operations, accounting for 7% of our 2021 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 3% of our revenue in 2021.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was a record $13.5 billion in 2021, compared with $8.9 billion in 2020 and $11.9 billion in 2019. The increase in 2021 revenue from 2020 was primarily due to substantially higher prices for our principal products and increased sales volumes of steelmaking coal. These increases were partially offset by a decrease in sales volumes of refined zinc and zinc in concentrate and by the strengthening of the Canadian dollar. The decrease in 2020 revenue from 2019 revenue was primarily due to the impact of COVID-19 on prices for our products, most significantly steelmaking coal, zinc and blended bitumen. Revenue was also negatively impacted in 2020 by significantly lower sales volumes for steelmaking coal due to the impact of COVID-19 on demand, logistics chain issues early in the year and the planned shutdown at Neptune. These decreases were partially offset by an increase in copper prices.

Average prices for copper, zinc, steelmaking coal and blended bitumen were 51%, 32%, 85% and 108% higher in 2021 than in 2020.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations' refining and smelting activities, diluent purchased for our Fort Hills oil sands mine to transport our bitumen by pipeline, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port, pipeline and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail, port and pipeline capacity issues can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

2021 Revenue by Business Unit


23%
Zinc
26%
Copper
5%
Energy
46%
Steelmaking Coal

2021 Gross Profit by Business Unit


14%
Zinc
34%
Copper
–3%
Energy
55%
Steelmaking Coal

2021 Revenue by Commodity


16%
Zinc
23%
Copper
10%
Other
5%
Blended Bitumen
46%
Steelmaking Coal

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies, concentrate purchases and diluent purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects, and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $8.4 billion in 2021, compared with $7.6 billion in 2020 and $8.6 billion in 2019. The increase in cost of sales in 2021 compared to 2020 was primarily due to an increase in production volumes during the year. Depreciation and amortization increased by $73 million compared to 2020 as a result of higher production volumes.

Other Expenses

($ in millions)	**2021**	2020	2019
General and administration	**$ 174**	$ 132	$ 161
Exploration	**65**	45	67
Research and innovation	**129**	97	67
Asset impairment (impairment reversal)	**(215)**	1,244	2,690
Other operating (income) expense	**78**	725	505
Finance income	**(5)**	(10)	(48)
Finance expense	**215**	278	266
Non-operating (income) expense	**105**	(43)	97
Share of losses of associates and joint ventures	**3**	1	3
	$ 549	$ 2,469	$ 3,808

In 2021, general and administration expenses of $174 million increased by $42 million compared to 2020 as travel, project and other corporate activity levels returned to pre-COVID-19 levels.

Our exploration expenses in 2021 of $65 million were focused on copper, zinc and gold and were higher than expenditures in 2020 of $45 million, primarily due to the recommencement of drilling programs across our portfolio.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals, steelmaking coal and oil is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and innovation expenditures of $129 million in 2021 were primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, RACE21™, and the development and implementation of process and environmental technology improvements at operations. Research and innovation expenditures increased by $32 million compared to 2020 due to the continuation of our RACE21™ program during the year.

We recorded an asset impairment reversal of $215 million in 2021, and asset impairments of $1.2 billion in 2020 and $2.7 billion in 2019, as outlined in the following table:

($ in millions)	**2021**	2020	2019
Carmen de Andacollo	**$ (215)**	$ –	$ –
Fort Hills	**–**	1,244	1,241
Frontier project	**–**	–	1,129
Cardinal River Operations	**–**	–	289
Other	**–**	–	31
	$ (215)	$ 1,244	$ 2,690

During the year ended December 31, 2021, we recorded a non-cash, pre-tax asset impairment reversal of $215 million (after-tax $150 million) at our Carmen de Andacollo Operation relating to an increase in market expectations for long-term copper prices.

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the two-train operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our interest in Fort Hills. As a result, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $597 million (after-tax $438 million) in the fourth quarter. The estimated post-tax recoverable amount of our Fort Hills cash-generating unit (CGU) of $2.1 billion was lower than our carrying value.

Combined with a pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our interest in Fort Hills of $1.2 billion in 2020.

In 2019, we recorded asset impairments of $2.7 billion, of which $1.2 billion related to our interest in Fort Hills due to lower market expectations for future WCS oil prices, and $1.1 billion related to our Frontier oil sands project due to our decision to withdraw the project from the regulatory review process. In addition, we recorded impairments of $289 million related to our Cardinal River Operations as a result of our decision not to proceed with the MacKenzie Redcap extension, the short remaining mine life, a reduction in short-term steelmaking coal prices and $31 million related to remaining Quebrada Blanca assets as we near the end of operations.

The key inputs used in determining the magnitude of the asset impairment reversal and asset impairments are outlined on pages 50 to 51 in this Management's Discussion and Analysis.

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2021 included $442 million of positive pricing adjustments, partially offset by $125 million of share-based compensation relating to improved share prices. We also recorded $108 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, and $97 million of take-or-pay contract costs. Significant items in 2020 included $282 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project, and $270 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations and increased expected reclamation costs. In addition, we recorded commodity derivative gains of $62 million and $104 million of take-or-pay contract costs. Significant items in 2019 included $49 million of negative pricing adjustments, $197 million of environmental costs primarily relating to additional decommissioning and restoration provisions at certain closed operations, and $123 million of take-or-pay contract costs.

Sales of our products, including by-products, are recognized in revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer's acceptance of the product. For sales of steelmaking coal and copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer. For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer. For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point specified in the sales contract.

The majority of our base metal concentrates and refined metals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. For these sales, revenue is recognized based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Our refined metals are sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments.

The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Our revenue for blended bitumen is net of royalty payments to governments.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2021 and 2020, respectively.

	Outstanding at December 31, 2021		Outstanding at December 31, 2020	
(payable pounds in millions)	**Pounds**	**US$/lb.**	Pounds	US$/lb.
Copper	**156**	**$ 4.42**	132	$ 3.52
Zinc	**175**	**$ 1.62**	142	$ 1.24

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest on our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Our finance expense of $215 million decreased compared to 2020 as a result of an increase in borrowing costs capitalized on our QB2 project. In 2020, we ceased capitalization of borrowing costs on QB2 while the project was temporarily suspended and began capitalizing borrowing costs when the project remobilized. In 2021, we capitalized borrowing costs on QB2 for the full year. Debt interest expense decreased in 2019 compared to 2018, mainly due to lower outstanding debt balances. This was partially offset by an increase in interest on lease liabilities relating to the adoption of IFRS 16, *Leases* (IFRS 16) on January 1, 2019 and interest on advances to QBSA from SMM/SC relating to the QB2 partnering transaction.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments.

In 2021, non-operating expenses included $141 million of expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest. Of the $141 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, which is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The remaining $97 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. At December 31, 2021, the fair value of this financial liability increased to $98 million (US$77 million), with estimated future average copper prices expected to exceed the US$3.15 per pound threshold and based on the expected commencement of commercial production.

In 2020, non-operating income (expense) included a gain of $56 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI's interest in QBSA. This was partially offset by an $11 million loss on the purchase of US$268 million aggregate principal amount of our outstanding notes. In 2019, non-operating expenses included a $224 million loss on the redemption of our 8.5% notes due in 2024 and foreign exchange losses of $4 million.

These losses were partially offset by a $105 million gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption and a gain of $37 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI's interest in QBSA.

Profit (loss) attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañía Minera Zafranal S.A.C.

Income Taxes

Provision for income and resource taxes was $1.6 billion, or 36% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% due generally as a result of resource taxes and higher taxes in some foreign jurisdictions.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions. At current commodity prices, we expect to be accruing for current Canadian corporate income taxes starting in the first quarter of 2022.

Antamina has received income tax assessments and determinations from the Peruvian tax authority, Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) for its 2013, 2014 and 2015 taxation years, denying accelerated depreciation claimed by Antamina in respect of a mill expansion and certain other assets on the basis that the expansion was not covered by Antamina's tax stability agreement. Antamina is pursuing the issue in the Peruvian courts. Based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected, but not for associated penalties and interest. The denial of accelerated depreciation claimed is a timing issue in our tax provision. If the interest and penalties were upheld, the charge to our earnings could reach $67 million (US$53 million). Antamina has paid all amounts of taxes, interest and penalties at issue for its 2013, 2014 and 2015 taxation years. Teck's share of additional amounts of taxes, interest and penalties that might be payable for assessments, which we expect will be raised for the balance of the years in issue (2016 to 2017), is currently estimated to be $21 million (US$16 million).

Financial Position and Liquidity

Our liquidity remained strong at $6.5 billion as at December 31, 2021, including $1.4 billion of cash, of which $88 million is in Chile for the development of the QB2 project and $38 million is held in Antamina. At December 31, 2021, the principal balance of our term notes was US$3.5 billion and we maintained a US$4 billion undrawn revolving credit facility. As at December 31, 2021, US$2.3 billion was outstanding under our US$2.5 billion QB2 project financing facility. In July 2021, Antamina entered into a new US$1.0 billion loan agreement. Our 22.5% share of the loan, if fully drawn, will be US$225 million. Proceeds from the loan have been used to repay the existing credit facilities and will be used to fund capital expenditures going forward. The loan is non-recourse to us and the other Antamina owners and matures in July 2026. Based on our strong financial position, we expect to be able to maintain our operations and fund our development activities as planned.

On October 15, 2021, we converted our US$4.0 billion revolving credit facility into a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy, and extended the maturity to October 2026. Our sustainability performance over the term of the facility is measured by greenhouse gas intensity, the percentage of women in Teck's workforce, and safety. In addition, on October 15, 2021, we cancelled our US$1 billion facility that was scheduled to mature in June 2022. The US$1 billion facility was established in June 2020 during the initial months of COVID-19; market conditions and commodity prices have improved significantly since then. At December 31, 2021, our US$4 billion facility was undrawn.

Our outstanding debt was $8.1 billion at December 31, 2021, compared with $6.9 billion at the end of 2020 and $4.8 billion at the end of 2019. The increase in 2021 is due to a draw of US$1.1 billion on the QB2 project financing facility and an increase in our share of Antamina loans, partially offset by the repayment of amounts drawn on our revolving credit facility.

We maintain investment grade ratings of Baa3, BBB-, BBB- and BBB from Moody's, S&P, Fitch and DBRS, respectively — all with stable outlooks.

Our debt positions and credit ratios are summarized in the following table:

	December 31, 2021	December 31, 2020	December 31, 2019
Term notes	**$ 3,478**	$ 3,478	$ 3,209
US$4 billion of revolving credit facilities	**–**	262	–
QB2 US$2.5 billion limited recourse project finance facility	**2,252**	1,147	–
Lease liabilities	**547**	544	518
Antamina credit facilities	**176**	90	23
Other	**–**	1	3
Less unamortized fees and discounts	**(89)**	(66)	(31)
Debt (US$ in millions)	**$ 6,364**	$ 5,456	$ 3,722
Debt (Canadian $ equivalent)[1] (A)	**$ 8,068**	$ 6,947	$ 4,834
Less cash balances	**(1,427)**	(450)	(1,026)
Net debt[2] (B)	**$ 6,641**	$ 6,497	$ 3,808
Equity (C)	**$ 23,773**	$ 20,708	$ 22,074
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	**22%**	24%	15%
Net debt to adjusted EBITDA ratio[2]	**1.0x**	2.5x	0.9x
Weighted average coupon rate on the term notes	**5.5%**	5.5%	5.6%

Notes:
1. Translated at period end exchange rates.
2. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

At December 31, 2021, the weighted average maturity of our term notes is approximately 15.5 years and the weighted average coupon rate is approximately 5.47%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$4.0 billion is available. Further information about our liquidity and associated risks is outlined in Notes 29 and 31 to our 2021 audited annual consolidated financial statements.

Cash flow from operations was $4.7 billion in 2021. Our cash position increased from $450 million at the end of 2020 to $1.4 billion at December 31, 2021. Significant outflows included $4.0 billion of capital expenditures, $667 million of capitalized stripping costs, $160 million on investments and other asset expenditures, $335 million net repayment on our revolving credit facilities, $106 million on returns to shareholders through dividends and $400 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2021 included $1.4 billion of net proceeds from debt drawn on the QB2 project financing facility and $326 million of QB2 advances from SMM/SC.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion sustainability-linked facility, which was undrawn as at December 31, 2021.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$4.0 billion sustainability-linked facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio not to exceed 60%. That ratio was 22% at December 31, 2021.

In addition to our US$4.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31, 2021, we had $2.1 billion of letters of credit outstanding. We also had $840 million in surety bonds outstanding at December 31, 2021 to support current and future reclamation obligations.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our US$4.0 billion credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Capital Allocation Framework

Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns will be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year. On February 23, 2022, Teck's Board declared an eligible dividend of $0.625 per share and announced an increase in our annual base dividend to $0.50 per share. The $0.625 per share dividend consists of the increased $0.125 per share quarterly base dividend and a supplemental dividend of $0.50 per share on our Class A common and Class B subordinate voting shares, to be paid on March 31, 2022 to shareholders of record at the close of business on March 15, 2022. We also announced that our Board of Directors has granted management the authority to purchase up to $100 million of Class B subordinate voting shares annually, subject to compliance with applicable corporate and securities laws and stock exchange rules. Additional buybacks will be considered regularly. Taking into account the new annual base dividend in 2022, the supplemental dividend and assuming the $100 million in share repurchases, these initiatives represent approximately $635 million in aggregate of dividends and potential share repurchases.

Operating Cash Flow

Cash flow from operations was $4.7 billion in 2021, compared with $1.6 billion in 2020 and $3.5 billion in 2019. The increase in 2021 was primarily due to a substantial increase in our profit for the period resulting from increased prices for our principal products, most significantly steelmaking coal. The decrease in 2020 as compared to 2019 was primarily due to lower commodity prices, most significantly steelmaking coal, and a reduction in sales volumes as a result of COVID-19.

Investing Activities

Expenditures on property, plant and equipment were $4.0 billion in 2021, including $2.6 billion on the QB2 project, $563 million on growth capital and $903 million on sustaining capital. The largest component of growth capital was $350 million spent on Neptune. The largest components of sustaining capital expenditures were $475 million at our coal operations.

Capitalized production stripping costs were $667 million compared with $499 million in 2020. The majority of these costs in 2021 and 2020 represent the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs were higher than a year ago due mainly to a decrease in capitalized stripping in 2020 as a result of COVID-19 restrictions.

Capital expenditures for 2021 are summarized in the table on pages 46 to 47.

Expenditures on investments in 2021 were $160 million and included $125 million for intangible and other assets, and $24 million for marketable securities.

Cash proceeds from the sale of assets and investments were $54 million in 2021, $146 million in 2020 and $80 million in 2019.

Financing Activities

In 2021, debt proceeds totalled $1.6 billion, while debt repayments totalled $155 million. We also repaid $335 million, net, on our revolving credit facility during the year. Debt proceeds included a drawdown of $1.4 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Antamina entered into a US$1.0 billion loan agreement during 2021 and once fully drawn, our 22.5% share of the loan will be US$225 million. As at December 31, 2021, our share of the amount drawn was US$158 million, which is included in our debt proceeds for the year.

In 2020, debt proceeds totalled $2.4 billion, while debt repayments totalled $457 million. Debt proceeds included a drawdown of $1.5 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. During the year, we drew $363 million, net, on our US$4.0 billion revolving credit facility.

In 2020, we issued US$550 million of notes due July 2030. These notes bear interest at 3.90% per annum. We used the US$542 million of net proceeds to purchase the US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount. The purchased notes comprised US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The remainder of the proceeds were used to repay amounts drawn on our US$4.0 billion revolving credit facility. We recorded a pre-tax loss through non-operating income (expense) of $11 million in connection with these purchases.

In November 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Amounts drawn under the facility will bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual installments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, SMM and SC *pro rata* to their respective interests in the Series A shares of QBSA. We have provided security in the form of QBSA's assets, which consist primarily of QB2 project assets. At December 31, 2019, the facility was undrawn.

On March 29, 2019, the transaction through which SMM/SC subscribed for a 30% indirect interest in QBSA closed. On closing, SMM/SC contributed $1.3 billion (US$966 million) to the QB2 project and a further $444 million (US$336 million) was contributed over the remainder of 2019. These contributions are made in the form of shareholder loans and share subscriptions for equity in Quebrada Blanca Holdings SPA, which holds a 90% interest in QBSA. We retain control of QBSA and consequently continue to consolidate its results.

In 2019, we redeemed US$600 million of our 8.5% notes that were due in 2024 for US$638 million of cash, which included the premium paid on redemption. We recorded a pre-tax expense of $224 million on the redemption, of which $174 million was non-cash.

Debt interest and finance charges paid during 2021 were $400 million, compared with $355 million in 2020, due to draws on our revolving credit facility and the QB2 project financing facility during 2021.

During 2021, we paid $106 million in respect of our regular annual base dividend of $0.20 per share.

In 2021, we did not purchase any Class B subordinate voting shares under our normal course issuer bid.

Quarterly Profit and Cash Flow

($ in millions except per share data)	2021				2020			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Revenue	**$ 4,406**	**$ 3,970**	**$ 2,558**	**$ 2,547**	$ 2,560	$ 2,291	$ 1,720	$ 2,377
Gross profit	**2,076**	**1,662**	**689**	**654**	505	291	139	398
Profit (loss) attributable to shareholders	**1,487**	**816**	**260**	**305**	(464)	61	(149)	(312)
Basic earnings (loss) per share	**$ 2.79**	**$ 1.53**	**$ 0.49**	**$ 0.57**	$ (0.87)	$ 0.11	$ (0.28)	$ (0.57)
Diluted earnings (loss) per share	**$ 2.74**	**$ 1.51**	**$ 0.48**	**$ 0.57**	$ (0.87)	$ 0.11	$ (0.28)	$ (0.57)
Cash flow from operations	**$ 2,098**	**$ 1,480**	**$ 575**	**$ 585**	$ 594	$ 390	$ 300	$ 279

Gross profit from our copper business unit was $442 million in the fourth quarter compared with $368 million a year ago. Gross profit increased by $74 million compared with a year ago primarily due to substantially higher copper prices, partially offset by lower sales volumes, higher unit operating costs and one-time labour settlements at Antamina and Quebrada Blanca.

Copper production in the fourth quarter was 7%, or 5,500 tonnes, lower than a year ago, primarily due to decreased production from Carmen de Andacollo as a result of lower ore grades, as expected, and lower mill throughput. Production at Highland Valley Copper was also slightly lower than a year ago, while Antamina remained similar and production declined at Quebrada Blanca, as planned.

Gross profit from our zinc business unit was $217 million in the fourth quarter compared with $147 million a year ago. Gross profit increased by $70 million compared with a year ago primarily due to higher zinc prices, partially offset by higher royalty costs, which are tied to profitability at Red Dog.

At our Red Dog Operations, zinc and lead production in the fourth quarter decreased by 14% and 29%, respectively, compared to a year ago. The decrease in production levels was primarily due to lower mill throughput and lower mill recoveries as a result of unplanned maintenance. At our Trail Operations, refined zinc production was 15% lower than a year ago, primarily due to operational issues with commissioning of equipment and unplanned maintenance.

Gross profit in the fourth quarter from our steelmaking coal business unit increased to $1.5 billion compared with a gross profit of $36 million a year ago. Substantially higher steelmaking coal prices drove record quarterly gross profit in our steelmaking coal business unit.

Fourth quarter sales volumes were impacted by severe weather conditions in British Columbia. Heavy rains and flooding caused rail infrastructure damage that disrupted westbound rail service in the second half of November. Service was partially restored in the first half of December, but did not return to full capacity prior to the end of 2021. Extreme cold and freezing conditions in southern B.C. disrupted rail and port operations again during the last week of December and into early 2022. These conditions improved by the second week of January. CN Rail and CPR are making progress toward fully restoring rail service to our coal terminals, and we expect to be able to largely recover delayed fourth quarter sales in the first half of 2022 when rail volumes return to normal.

In the fourth quarter, we had a gross loss in our energy business unit of $38 million compared with a gross loss of $46 million a year ago. The gross loss decreased compared with a year ago primarily due to an increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher operating costs.

Our 21.3% share of bitumen production from Fort Hills of 21,872 barrels per day was 11% lower in the fourth quarter compared to the same period last year. In the fourth quarter, the focus was on ramping up to full rates, with production ramp-up safely and successfully completed in December. Fort Hills has now resumed operating as a two-train operation and is operating at ramped-up rates. Our annual 2021 production of 19,935 barrels per day was within our annual guidance of 18,000 to 22,300 barrels per day.

In the fourth quarter, profit attributable to shareholders was $1.5 billion, or $2.79 per share, compared with a loss to shareholders of $464 million, or $0.87 per share, in the same period a year ago.

Cash flow from operations in the fourth quarter was $2.1 billion compared with $594 million a year ago, reflecting the impact of substantially higher commodity prices, most significantly steelmaking coal. During the fourth quarter, changes in working capital items resulted in a use of cash of $53 million compared with $104 million a year ago.

Outlook

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses is incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2021, US$2.7 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, as well as pandemic concerns, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole, although current high commodity prices can be expected to generate a supply response over time.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rates and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2022 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2022 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change on Profit[2] ($ in millions)	Estimated Effect on EBITDA[2,6] ($ in millions)
US$ exchange		CAD$0.01		
Copper (000's tonnes)	281.5	US$0.01/lb.	$ 4	$ 7
Zinc (000's tonnes)[3]	925.0	US$0.01/lb.	$ 9	$ 12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$ 18	$ 28
WCS (million bbl)[4]	13.2	US$1/bbl	$ 12	$ 16
WTI[5]		US$1/bbl	$ 8	$ 11

Notes:
1. All production estimates are subject to change based on market and operating conditions.
2. The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3. Zinc includes 277,500 tonnes of refined zinc and 647,500 tonnes of zinc contained in concentrate.
4. Bitumen volumes from our energy business unit.
5. Our WTI oil price sensitivity takes into account our interest in Fort Hills for the change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel and our transportation contracts may contain fuel price adjustments.
6. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Guidance

Our 2022 annual guidance is outlined in detail below.

Like others in the industry, we are seeing inflationary cost pressures, notably in diesel prices, mill steel, supplies, and replacement parts and labour costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. These price increases impacted our fourth quarter operating costs across our business units and we expect continued upward pressure on our cash unit costs into 2022.

The recent surge in COVID-19 cases has the potential to have a negative impact on our operations. An increase in cases in southeastern British Columbia has resulted in rising absenteeism at our steelmaking coal operations in the Elk Valley. While the absenteeism has so far not had a major impact on productivity, the situation poses a risk to first quarter 2022 results.

Production Guidance

We expect 2022 copper production from existing operations to be in the range of 273,000 to 290,000 tonnes with similar production to 2021 expected across the sites. This excludes Quebrada Blanca concentrate, which is expected to add substantially to our overall copper production following first production in the second half of 2022.

We expect 2022 production of zinc in concentrate, including co-product zinc production from our copper business unit, to be in the range of 630,000 to 665,000 tonnes. We expect lead production from Red Dog to be in the range of 80,000 to 90,000 tonnes in 2022. In 2022, we expect Trail Operations to produce between 270,000 and 285,000 tonnes of refined zinc. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Our steelmaking coal production is anticipated to be between 24.5 and 25.5 million tonnes in 2022. We continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. The new areas are expected to extend the lives of these mines and allow us to produce 26 to 27 million tonnes in the long term to continue to offset the closure of Coal Mountain and Cardinal River operations.

We expect our share of Fort Hills' annual production to be approximately 33,000 to 39,400 barrels per day in 2022. The midpoint of our guidance represents an increase of approximately 80% when compared to 2021 production. The Fort Hills partners continue to focus on cost discipline and maintaining the operating and capital cost savings achieved in 2021, while assessing plans to further increase production to nameplate capacity as the business environment improves.

Production Guidance

The table below shows our share of production of our principal products for 2021, our guidance for production in 2022 and our guidance for production for the following three years.

Units in thousand tonnes (excluding steelmaking coal, molybdenum and bitumen)	2021	2022 Guidance	Three-Year Guidance 2023–2025
Principal Products			
Copper[1,2,3]			
Highland Valley Copper	**130.8**	127 – 133	130 – 160
Antamina	**100.2**	91 – 96	90 – 95
Carmen de Andacollo	**44.8**	45 – 50	50 – 60
Quebrada Blanca[5]	**11.5**	10 – 11	245 – 300
	287.3	273 – 290	515 - 615
Zinc[1,2,4]			
Red Dog	**503.4**	540 – 570	510 – 550
Antamina	**104.0**	90 – 95	80 – 100
	607.4	630 – 665	590 – 650
Refined zinc			
Trail Operations	**279.0**	270 – 285	295 – 315
Steelmaking coal (million tonnes)	**24.6**	24.5 – 25.5	26.0 – 27.0
Bitumen (million barrels)[2]			
Fort Hills	**7.3**	12.0 – 14.4	14.0
Other Products			
Lead[1]			
Red Dog	**97.4**	80 – 90	85 – 95
Molybdenum (million pounds)[1,2]			
Highland Valley Copper	**1.1**	0.8 – 1.3	3.0 – 5.0
Antamina	**1.1**	1.8 – 2.2	3.0 – 4.0
Quebrada Blanca[5]	**–**	–	4.0 – 13.0
	2.2	2.6 – 3.5	10.0 – 22.0

Notes:
1. Metal contained in concentrate.
2. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3. Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4. Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5. 2022 copper production guidance excludes Quebrada Blanca concentrate production. Three-year guidance 2023–2025 includes Quebrada Blanca concentrate production.

Sales Guidance

The table below shows our sales of selected products for the last quarter of 2021 and our sales guidance for the first quarter of 2022 for selected principal products.

	Q4 2021	Q1 2022 Guidance
Zinc (thousand tonnes)[1]		
Red Dog	**140**	130 - 150
Steelmaking coal (million tonnes)	**5.1**	6.1 - 6.5

Note:
1. Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for 2021 and our guidance for unit costs for selected products in 2022.

(Per unit costs)	2021	2022 Guidance
Copper[1]		
Total cash unit costs[4] (US$/lb.)	**1.80**	1.85 – 1.95
Net cash unit costs[2,4] (US$/lb.)	**1.39**	1.40 – 1.50
Zinc[3]		
Total cash unit costs[4] (US$/lb.)	**0.56**	0.48 – 0.53
Net cash unit costs[2,4] (US$/lb.)	**0.30**	0.32 – 0.38
Steelmaking coal[4]		
Adjusted site cost of sales[4]	**65**	72 – 77
Transportation costs	**44**	43 – 46
Bitumen		
Adjusted operating costs (CAD$/barrel)[4]	**47.89**	26 – 30

Notes:
1. Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2022 assumes a zinc price of US$1.35 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$22 per ounce, a gold price of US$1,700 per ounce and a Canadian/U.S. dollar exchange rate of $1.27.
2. After co-product and by-product margins.
3. Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2022 assumes a lead price of US$0.95 per pound, a silver price of US$22 per ounce and a Canadian/U.S. dollar exchange rate of $1.27. By-products include both by-products and co-products.
4. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Capital Expenditure Guidance

The table below reports our capital expenditures for 2021 and our guidance for capital expenditure in 2022.

(Teck's share in $ millions)	2021	2022 Guidance
Sustaining		
Copper[3]	$ 184	$ 340
Zinc	154	190
Steelmaking coal[1]	475	750
Energy	80	140
Corporate	10	5
	$ 903	$ 1,425
Growth[2]		
Copper[3]	$ 103	$ 235
Zinc	14	35
Steelmaking coal	440	35
Energy	3	–
Corporate	3	–
	$ 563	$ 305
Total		
Copper	$ 287	$ 575
Zinc	168	225
Steelmaking coal	915	785
Energy	83	140
Corporate	13	5
	$ 1,466	$ 1,730
QB2 capital expenditures	$ 2,580	$ 2,200 - 2,500
Total before SMM and SC contributions	4,046	3,930 - 4,230
Estimated SMM and SC contributions to capital expenditures	(401)	(630) - (730)
Estimated QB2 project financing draw	(1,376)	(315)
Total, net of partner contributions and project financing	$ 2,269	$ 2,985 - 3,185

Notes:
1. Steelmaking coal sustaining capital 2022 guidance includes $280 million of water treatment capital. 2021 includes $226 million of water treatment capital.
2. Growth expenditures include RACE21™ capital expenditures for 2022 of $50 million, of which $10 million relates to copper, $5 million relates to zinc and $35 million relates to steelmaking coal.
3. Copper growth guidance for 2022 includes studies for HVC 2040, Antamina, QBME, Zafranal, San Nicolás and Galore Creek. Copper sustaining capital guidance for 2022 includes Quebrada Blanca concentrate operations.

We expect our 2023 capital expenditures to decrease by approximately $2 billion compared to our planned 2022 capital expenditures.

Capital Expenditure Guidance — Capitalized Stripping

(Teck's share in CAD$ millions)		2021		2022 Guidance
Capitalized Stripping				
Copper	**$**	**207**	$	250
Zinc		**91**		90
Steelmaking coal		**369**		480
	$	**667**	$	820

Other Information

Climate Change and Carbon Pricing

As part of the ongoing efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of the technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on controlling carbon emissions, minimizing climate change and preparing for climate change adaptation continues to mount.

Recognizing our role in combating climate change, we continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations and by working with governments and regulators to advocate for effective and efficient carbon pricing. In February 2020, we announced our objective to be carbon neutral across all our operations and activities by 2050. We also have a focus on growing our copper business to further rebalance our portfolio to metals and minerals essential for low-carbon technologies, while continuing to produce the high-quality steelmaking coal required for the low-carbon transition.

The Government of Canada advanced climate action initiatives in 2021, such as enacting the *Canadian Net-Zero Emissions Accountability Act* to formalize Canada's target to achieve net-zero greenhouse gas emissions by 2050. The Government of Canada also progressed its *A Healthy Environment and a Healthy Economy* climate plan to advance actions to achieve Canada's climate goals, which includes the proposal to increase the federal price of carbon to $170 per tonne of carbon dioxide-equivalent (CO_2e) by 2030. Finally, the Government of Canada formally submitted Canada's enhanced Nationally Determined Contribution to the United Nations, committing Canada to cut its greenhouse gas emissions by 40%–45% below 2005 levels by 2030.

In 2021, British Columbia's carbon tax under the *Carbon Tax Act* increased to $45 per tonne of CO_2e and is set to increase to $50 per tonne of CO_2e in 2022. British Columbia also continues to implement the CleanBC Program for Industry to address impacts on emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and that carbon leakage is avoided.

Alberta's *Technology Innovation and Emissions Reduction* (TIER) system implements carbon pricing for large industrial facilities in Alberta with CO_2e emissions in excess of 100,000 tonnes per year, which includes our Fort Hills mine. Large industrial emitters were required to reduce emissions by 10% in 2020 and are required to reduce emissions by a further 1% reduction per year thereafter. Emissions above the target will be assessed at the then-prevailing carbon price. In 2021, the carbon price under the system was increased to $40 per tonne of CO_2e.

B.C.'s *Carbon Tax Act* and the large industrial emitter provisions of the Alberta TIER system are considered substantially similar to the federal *Greenhouse Gas Pollution Pricing Act*, and therefore our B.C. and Alberta operations are not subject to the federal *Greenhouse Gas Pollution Pricing Act*. However, effective January 1, 2020, the federal carbon tax on greenhouse gas emissions resulting from the combustion of fossil fuels for certain purposes applied to our Alberta operations.

While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national or international regulations that seek to reduce greenhouse gas emissions will continue to be established or

revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Teck's Scope 1 and 2 greenhouse gas emissions attributable to our operations for 2021 are estimated to be approximately 2.9 million tonnes (CO_2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2021 sales volumes, emissions from the use of our steelmaking coal would have been approximately 69 million tonnes of CO_2.

We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

For 2021, our B.C.-based operations incurred $81.7 million in British Columbia provincial carbon tax. Our Cardinal River Operations paid $0.4 million in carbon costs, and our Fort Hills mine incurred approximately $12.4 million (100% basis) in carbon costs under the Alberta TIER system. As a result of the CleanBC Program for Industry, we recently received back $10.6 million of the $66.7 million we paid under the British Columbia provincial carbon tax in 2020, and we expect to receive a similar portion of our 2021 expenditures back in 2022.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming arrangements, QB2 variable consideration to IMSA and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 29 to our 2021 audited annual consolidated financial statements.

Areas of Judgment and Critical Accounting Estimates

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2021 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, interest rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans and operating results.

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we performed an impairment reversal test for our Carmen de Andacollo CGU under the requirements of IAS 36, *Impairment of Assets*.

In addition, mine plans with updated information for Fort Hills became available in the fourth quarter of 2021, which required us to perform an impairment test on our Fort Hills CGU.

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the second train of operations, and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic

conditions, including the cost of capital for oil assets and lower market expectations for long-term Western Canadian Select (WCS) heavy oil prices, required us to perform an impairment test for our Fort Hills CGU.

During the first quarter of 2020, as a result of then-lower market expectations of WCS heavy oil prices over the next three years, combined with reduced production in the near term, we performed an impairment test for our interest in Fort Hills.

Refer to the "Impairment Testing" section below for further detail on our impairment testing in 2021 and 2020.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement

as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. The impairment testing section below outlines the significant inputs used when performing goodwill and other asset impairment testing in 2021 and 2020. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

We allocate goodwill arising from business combinations to the cash-generating unit (CGU) or group of CGUs acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them. The recoverable amount of each CGU or group of CGUs is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use.

Impairment Reversal and (Asset Impairment)

($ in millions)	**2021**	2020
Carmen de Andacollo CGU	**$ 215**	$ –
Fort Hills CGU	**–**	(1,244)
Total	**$ 215**	$ (1,244)

Impairment Reversal and (Asset Impairment) — 2021

During 2021, we assessed whether there were any indicators of impairment reversal or impairment for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Carmen de Andacollo CGU and the Fort Hills CGU, as outlined below.

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit (loss) of our copper operating segment.

Fort Hills CGU

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021. Cash flow projections used in the analysis as at December 31, 2021 were based on a life of mine plan with cash flows covering a period of 37 years.

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The valuation of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS heavy oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million.

Asset Impairment — 2020

Fort Hills CGU

During 2020, we recorded a pre-tax impairment of $597 million (after-tax $438 million) in the fourth quarter and a pre-tax impairment of $647 million (after-tax $474 million) in the first quarter related to our Fort Hills CGU. The estimated post-tax recoverable amounts of our Fort Hills CGU of $2.1 billion in the fourth quarter and $2.5 billion in the first quarter were lower than our carrying value. These impairments arose as a result of updated mine plans indicating a change in the valuation of the asset combined with macroeconomic conditions and the then-lower market expectations of WCS heavy oil prices over the next three years.

Annual Goodwill Impairment Testing

In 2021, we performed our annual goodwill impairment testing at October 31, 2021 and did not identify any goodwill impairment losses.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

The recoverable amounts of our steelmaking coal group of CGUs and our Quebrada Blanca CGU both exceeded their carrying amounts at the date of our annual goodwill impairment testing. There are no reasonably possible changes to any of the below key assumptions, which would lead to either of the carrying amounts exceeding their recoverable amounts.

Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2021 and 2020:

	2021	2020
WCS heavy oil prices per barrel	**Long-term real price in 2026 of US$48**	Long-term real price in 2025 of US$46
Steelmaking coal prices per tonne	**Long-term real price in 2026 of US$150**	Long-term real price in 2025 of US$150
Copper prices per pound	**Long-term real price in 2026 of US$3.30**	Long-term real price in 2025 of US$3.00
Post-tax real discount rates	**6%—8%**	6%—8%
Long-term foreign exchange rates	**1 U.S. to 1.28 Canadian dollars**	1 U.S. to 1.30 Canadian dollars

Commodity Prices

Commodity price assumptions use current prices in the initial year and trend to the long term prices in the table above. Prices are based on a number of factors, including forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and oil sands weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources and Mine Production

Future mineral and oil production is included in projected cash flows based on plant capacities and mineral and oil reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2021 and 2020, we have applied the FVLCD basis.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects* and National Instrument 51-101, *Standards of Disclosure for Oil and Gas Activities*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management's experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

c) Effects of COVID-19

In March 2020, the World Health Organization declared a pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19. Operating our mines at full production and continuing construction on our QB2 project in a COVID-19 environment increases certain costs for medical testing, safety equipment, safety supplies and additional transportation and accommodation for social distancing, among other things.

In 2021, we continued to maintain the safety of our workforce and the communities in which we operate while mitigating the operational impacts on our business. Throughout 2021, we continued to incur costs to operate with enhanced protocols in place. However, these expenditures are considered a cost of operating in this environment and for the year ended December 31, 2021, we did not record any amounts specifically identified as COVID-19 costs in other operating income (expense).

In 2020, we applied judgment in determining when to suspend the capitalization of borrowing costs associated with QB2, which corresponded with the suspension of active development of the project. We similarly applied judgment to determine when active development of the project resumed and we recommenced capitalization of borrowing costs at that date. We suspended capitalization of borrowing costs for QB2 at the end of the first quarter of 2020, and we recommenced capitalization of borrowing costs on the project in the third quarter of 2020 consistent with the return to active construction.

For the year ended December 31, 2020, we expensed costs of approximately $434 million relating primarily to the suspension of construction and remobilization of our QB2 project, of which $282 million was recorded as COVID-19 costs in other operating income (expense) and $103 million relates to interest that would have been capitalized if QB2 had not been suspended. Of the remaining $49 million, $41 million was recorded in cost of sales as a result of reduced production levels at our operations and $8 million was recorded as social responsibility and donations in other operating income (expense).

Further information on the impact of COVID-19 on our adjusted profit attributable to shareholders can be found in the Financial Overview section of this Management's Discussion and Analysis.

Adoption of New Accounting Standards and Accounting Developments

New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, *Property, Plant and Equipment* (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

As at December 31, 2021, we have completed our analysis of these amendments and have determined that there will be no retrospective effect on our 2021 financial results on adoption of the amendments. Since the amendments were effective from January 1, 2022, we expect them to have an effect on the accounting related to the sale of products during the commissioning phase of our Quebrada Blanca Phase 2 project (QB2).

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, *Financial Instruments* (IFRS 9), IAS 39, *Financial Instruments: Recognition and Measurement* (IAS 39), IFRS 7, *Financial Instruments: Disclosures* (IFRS 7), IFRS 4, *Insurance Contracts* (IFRS 4) and IFRS 16, as a result of Phase 2 of the IASB's Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

For the year ended December 31, 2021, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR-based loans. Term SOFR is

expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Antamina loan agreement and QB2 advances from SMM/SC are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, *Income Taxes* (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented.

These amendments do not have an effect on our financial statements, as we currently follow the accounting treatment proposed by the amendments. Therefore, we have early-adopted these amendments on January 1, 2022.

Outstanding Share Data

As at February 23, 2022, there were approximately 526.9 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 22.7 million share options outstanding with exercise prices ranging between $5.34 and $39.30 per share. More information on these instruments, and the terms of their conversion, is set out in Note 24 to our 2021 audited annual consolidated financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 2, 2021 and ending November 2, 2022, representing approximately 7.6% of the outstanding Class B shares, or 8.6% of the public float, as at October 20, 2021.

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 658,302 Class B Shares, which is 25% of the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2021 of 1,973,581, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck's previous normal course issuer bid, which commenced on November 2, 2020, and ended on November 1, 2021, Teck did not purchase any Class B subordinate voting shares. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt – Principal and interest payments	$ 490	$ 1,431	$ 1,473	$ 8,501	**$ 11,895**
Leases – Principal and interest payments[1]	162	201	181	642	**1,186**
Minimum purchase obligations[2]					
Concentrate, equipment, supply and other purchases	988	997	230	29	**2,244**
Shipping and distribution	367	567	532	915	**2,381**
Energy contracts	289	881	899	5,758	**7,827**
NAB PILT and VIF payments[7]	47	93	95	58	**293**
Pension funding[3]	20	—	—	—	**20**
Other non-pension post-retirement benefits[4]	13	28	30	349	**420**
Decommissioning and restoration provision[5]	144	271	170	3,140	**3,725**
Other long-term liabilities[6]	66	87	66	79	**298**
	$ 2,586	$ 4,556	$ 3,676	$ 19,471	**$ 30,289**

Notes:
1. We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 18 years and are subject to deferral and abatement for *force majeure* events.
2. The majority of our minimum purchase obligations are subject to continuing operations and *force majeure* provisions.
3. As at December 31, 2021, the company had a net pension asset of $352 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2022 in respect of defined benefit pension plans is $20 million. The timing and amount of additional funding after 2022 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4. We had a discounted, actuarially determined liability of $420 million in respect of other non-pension post-retirement benefits as at December 31, 2021. Amounts shown are estimated expenditures in the indicated years.
5. We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 3.86% and 5.35% and an inflation factor of 2.00%.
6. Other long-term liabilities include amounts for post-closure, environmental costs and other items.
7. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million and maximum payments of $8 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2021.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff worked remotely through 2021. We have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2021, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures and Ratios

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS in Canada and that do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders: For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales: Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs: Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenue, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue: Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Net debt: Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Adjusted basic earnings per share: Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share: Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne: Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Operating netback: Operating netback per barrel in our energy business unit is calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

($ in millions, except per share data)	2021	2020	2019
Profit (loss) attributable to shareholders	**$ 2,868**	$ (864)	$ (605)
Add (deduct) on an after-tax basis:			
Asset impairments (impairment reversal)	**(150)**	912	2,052
COVID-19 costs	**–**	233	–
QB2 variable consideration to IMSA and ENAMI	**124**	(34)	(22)
Environmental costs	**79**	210	142
Inventory write-downs	**2**	91	41
Share-based compensation	**94**	34	3
Commodity derivatives	**15**	(46)	(13)
Debt prepayment option gain	**–**	–	(77)
Loss on debt redemption	**–**	8	166
Other	**25**	25	10
Adjusted profit attributable to shareholders	**$ 3,057**	$ 561	$ 1,697
Basic earnings (loss) per share	**$ 5.39**	$ (1.62)	$ (1.08)
Diluted earnings (loss) per share	**$ 5.31**	$ (1.62)	$ (1.08)
Adjusted basic earnings per share	**$ 5.74**	$ 1.05	$ 3.03
Adjusted diluted earnings per share	**$ 5.66**	$ 1.04	$ 3.00

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

(Per share amounts)	2021	2020	2019
Basic earnings (loss) per share	**$ 5.39**	$ (1.62)	$ (1.08)
Add (deduct):			
Asset impairments (impairment reversal)	**(0.28)**	1.71	3.67
COVID-19 costs	**–**	0.44	–
QB2 variable consideration to IMSA and ENAMI	**0.23**	(0.06)	(0.04)
Environmental costs	**0.15**	0.39	0.25
Inventory write-downs	**–**	0.17	0.07
Share-based compensation	**0.18**	0.06	0.01
Commodity derivative	**0.03**	(0.09)	(0.02)
Debt prepayment option gain	**–**	–	(0.13)
Loss on debt redemption	**–**	0.01	0.29
Other	**0.04**	0.04	0.01
Adjusted basic earnings per share	**$ 5.74**	$ 1.05	$ 3.03

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

(Per share amounts)	2021	2020	2019
Diluted earnings (loss) per share	**$ 5.31**	$ (1.62)	$ (1.08)
Add (deduct):			
Asset impairments (impairment reversal)	**(0.28)**	1.70	3.63
COVID-19 costs	**–**	0.43	–
QB2 variable consideration to IMSA and ENAMI	**0.23**	(0.06)	(0.04)
Environmental costs	**0.15**	0.39	0.25
Inventory write-downs	**–**	0.17	0.07
Share-based compensation	**0.18**	0.07	0.01
Commodity derivative	**0.03**	(0.09)	(0.02)
Debt prepayment option gain	**–**	–	(0.13)
Loss on debt redemption	**–**	0.01	0.29
Other	**0.04**	0.05	0.02
Adjusted diluted earnings per share	**$ 5.66**	$ 1.04	$ 3.00

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2021	2020	2019
Profit (loss) before taxes	**$ 4,532**	$ (1,136)	$ (468)
Finance expense net of finance income	**210**	268	218
Depreciation and amortization	**1,583**	1,510	1,619
EBITDA	**$ 6,325**	$ 642	$ 1,369
Add (deduct):			
Asset impairments (impairment reversal)	**(215)**	1,244	2,690
COVID-19 costs	**–**	336	–
QB2 variable consideration to IMSA and ENAMI	**141**	(56)	(37)
Environmental costs	**108**	270	197
Inventory write-downs	**1**	134	60
Share-based compensation	**125**	47	4
Commodity derivative gains	**22**	(62)	(17)
Debt prepayment option gain	**–**	–	(105)
Loss on debt redemption	**–**	11	224
Other	**66**	4	88
Adjusted EBITDA	**6,573**	2,570	4,473
Total debt at year end	**$ 8,068**	$ 6,947	$ 4,834
Less: cash and cash equivalents at year end	**$ (1,427)**	$ (450)	$ (1,026)
Net debt	**$ 6,641**	$ 6,497	$ 3,308
Debt to adjusted EBITDA ratio	**1.2**	2.7	1.1
Net debt to adjusted EBITDA ratio	**1.0**	2.5	0.9
Equity attributable to shareholders of the company	**23,005**	20,039	21,304
Obligation to Neptune Bulk Terminals	**183**	138	–
QB shovels financial liability	**74**	–	–
Adjusted net debt to capitalization ratio	**0.22**	0.24	0.15

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2021	2020	2019
Gross profit	$ 5,081	$ 1,333	$ 3,340
Depreciation and amortization	1,583	1,510	1,619
Gross profit before depreciation and amortization	$ 6,664	$ 2,843	$ 4,959
Reported as:			
Copper			
Highland Valley Copper	$ 883	$ 476	$ 395
Antamina	992	566	614
Carmen de Andacollo	209	170	89
Quebrada Blanca	42	30	(18)
	2,126	1,242	1,080
Zinc			
Trail Operations	84	65	–
Red Dog	822	717	837
Pend Oreille	–	–	(4)
Other	12	33	(2)
	918	815	831
Steelmaking coal	3,657	1,009	2,904
Energy	(37)	(223)	144
Gross profit before depreciation and amortization	$ 6,664	$ 2,843	$ 4,959

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	**$ 3,452**	$ 2,419
By-product revenue (A)	**(386)**	(300)
Smelter processing charges (B)	**124**	140
Adjusted revenue	**$ 3,190**	$ 2,259
Cost of sales as reported	**$ 1,711**	$ 1,560
Less:		
Depreciation and amortization	**(385)**	(383)
Labour settlement and strike costs	**(26)**	–
By-product cost of sales (C)	**(84)**	(71)
Adjusted cash cost of sales (D)	**$ 1,216**	$ 1,106
Payable pounds sold (millions) (E)	**596.1**	591.7
Per unit amounts – CAD$/pound		
Adjusted cash cost of sales (D/E)	**$ 2.04**	$ 1.87
Smelter processing charges (B/E)	**0.21**	0.23
Total cash unit costs – CAD$/pound	**$ 2.25**	$ 2.10
Cash margins for by-products – ((A-C)/E)	**(0.51)**	(0.39)
Net cash unit costs – CAD$/pound	**$ 1.74**	$ 1.71
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	**$ 1.25**	$ 1.34
Per unit amounts – US$/pound		
Adjusted cash cost of sales	**$ 1.63**	$ 1.39
Smelter processing charges	**0.17**	0.18
Total cash unit costs – US$/pound	**$ 1.80**	$ 1.57
Cash margins for by-products	**(0.41)**	(0.29)
Net cash unit costs – US$/pound	**$ 1.39**	$ 1.28

Note:
1. Average period exchange rates are used to convert to US$ per pound equivalent.

Zinc Unit Cost Reconciliation (Mining Operations[1])

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	**$ 3,063**	$ 2,700
Less:		
Trail Operations revenues as reported	**(1,997)**	(1,761)
Other revenues as reported	**(10)**	(9)
Add back: Intra-segment revenues as reported	**511**	464
	$ 1,567	$ 1,394
By-product revenues (A)	**(336)**	(316)
Smelter processing charges (B)	**240**	370
Adjusted revenue	**$ 1,471**	$ 1,448
Cost of sales as reported	**$ 2,375**	$ 2,177
Less:		
Trail Operations cost of sales as reported	**(1,999)**	(1,784)
Other costs of sales as reported	**2**	24
Add back: Intra-segment purchases as reported	**511**	464
	$ 889	$ 881
Less:		
Depreciation and amortization	**(144)**	(204)
Royalty costs	**(323)**	(231)
By-product cost of sales (C)	**(68)**	(78)
Adjusted cash cost of sales (D)	**$ 354**	$ 368
Payable pounds sold (millions) (E)	**842.4**	1,040.3
Per unit amounts — CAD$/pound		
Adjusted cash cost of sales (D/E)	**$ 0.42**	$ 0.35
Smelter processing charges (B/E)	**0.28**	0.36
Total cash unit costs — CAD$/pound	**$ 0.70**	$ 0.71
Cash margins for by-products — ((A–C)/E)	**(0.32)**	(0.23)
Net cash unit costs — CAD$/pound	**$ 0.38**	$ 0.48
US$ amounts[2]		
Average exchange rate (CAD$ per US$1.00)	**$ 1.25**	$ 1.34
Per unit amounts — US$/pound		
Adjusted cash cost of sales	**$ 0.34**	$ 0.26
Smelter processing charges	**0.22**	0.27
Total cash unit costs — US$/pound	**$ 0.56**	$ 0.53
Cash margins for by-products	**(0.26)**	(0.17)
Net cash unit costs — US$/pound	**$ 0.30**	$ 0.36

Notes:
1. Red Dog mining operations.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2021	2020
Cost of sales as reported	**$ 3,466**	$ 3,098
Less:		
Transportation	**(1,037)**	(905)
Depreciation and amortization	**(872)**	(732)
Inventory write-down reversal	**10**	(59)
Labour settlement	**(39)**	(4)
Adjusted site cost of sales	**$ 1,528**	$ 1,398
Tonnes sold (millions)	**23.4**	21.9
Per unit amounts — CAD$/tonne		
Adjusted site cost of sales	**$ 65**	$ 64
Transportation costs	**44**	41
Inventory write-downs	**–**	3
Labour settlement	**2**	–
Unit costs — CAD$/tonne	**$ 111**	$ 108
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	**$ 1.25**	$ 1.34
Per unit amounts — US$/tonne		
Adjusted site cost of sales	**$ 52**	$ 47
Transportation	**35**	31
Inventory write-down reversal	**–**	2
Labour settlement	**2**	–
Unit costs — US$/tonne	**$ 89**	$ 80

Note:
1. Average period exchange rates are used to convert to US$/tonne equivalent.

Energy Business Unit — Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations, and Adjusted Operating Costs[1]

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	**$ 715**	$ 454
Less:		
Cost of diluent for blending	**(250)**	(217)
Non-proprietary product revenue	**(50)**	(21)
Add back: Crown royalties (D)	**15**	4
Adjusted revenue (A)	**$ 430**	$ 220
Cost of sales as reported	**$ 848**	$ 780
Less:		
Depreciation and amortization	**(96)**	(103)
Inventory write-down	**(11)**	(54)
Cash cost of sales	**$ 741**	$ 623
Less:		
Cost of diluent for blending	**(250)**	(217)
Cost of non-proprietary product purchased	**(45)**	(17)
Transportation for non-proprietary product purchased[3]	**(8)**	(8)
Transportation costs for FRB (C)	**(104)**	(103)
Adjusted operating costs (E)	**$ 334**	$ 278
Blended bitumen barrels sold (thousands)	**9,333**	11,641
Less diluent barrels included in blended bitumen (thousands)	**(2,363)**	(2,949)
Bitumen barrels sold (thousands) (B)	**6,970**	8,692
Per barrel amounts — CAD$		
Bitumen price realized (A/B)[2]	**$ 61.78**	$ 25.27
Crown royalties (D/B)	**(2.18)**	(0.49)
Transportation costs for FRB (C/B)	**(14.96)**	(11.84)
Adjusted operating costs (E/B)	**(47.89)**	(31.96)
Operating netback — CAD$ per barrel	**$ (3.25)**	$ (19.02)

Notes:
1. Calculated per unit amounts may differ due to rounding.
2. Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3. Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

Blended Bitumen Price Realized Reconciliation[1]

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	**$ 715**	$ 454
Less: non-proprietary product revenue	**(50)**	(21)
Add back: Crown royalties	**15**	4
Blended bitumen revenue (A)	**$ 680**	$ 437
Blended bitumen barrels sold (thousands) (B)	**9,333**	11,641
Blended bitumen price realized — (CAD$/barrel) (A/B) = D[1]	**$ 72.89**	$ 37.55
Average exchange rate (CAD$ per US$1.00) (C)	**1.25**	1.34
Blended bitumen price realized — (US$/barrel) (D/C)[1]	**$ 58.14**	$ 27.99

Note:
1. Calculated per unit amounts may differ due to rounding.

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof; all guidance appearing in this document including, but not limited to, the production, sales, cost, unit cost, capital expenditure, transportation cost, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections; the potential impact of COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our development projects and business strategy, and our plans and strategies to mitigate the impact thereof; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; QB2 ramp-up plans and expectations; QB2 capital cost guidance and estimates of QB2 COVID-19 related capital costs; estimated timing of first production from QB2; our expectation that QB2 will have low operating costs, an initial mine life of 28 years and significant potential for further growth; our expectations regarding our QB Mill Expansion project; our drilling and exploration plans for the QB resource; our plans for advancing our Project Satellite assets, including that first production at San Nicolás is targeted for 2026; our expectations regarding planned maintenance at our Trail Operations; the effectiveness of our water management at Red Dog; expected sales from Red Dog in the first quarter of 2022; our expectations that increased costs in our steelmaking coal business unit in 2022 will be more than offset by strong steelmaking coal prices; expectation that costs related to key mining drivers such as mine productivity and strip ratio are forecasted to improve compared to 2021; our expectations that we will be able to largely recover delayed steelmaking coal fourth quarter sales in 2022 and reduce mine steelmaking coal inventories; our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; our expectations regarding timing for construction of the Harmer Project and the benefits thereof; expectations related to our Elk Valley water treatment capacity, timing of construction and completion of our various proposed active water treatment and saturated rock fill facilities, water treatment and management capital costs, the regulatory process relating to active water treatment, our long-term costs of water management, and our expectation that we will stabilize and reduce the selenium trend in the Elk Valley; expected utilization rates at Fort Hills; expected benefits of our RACE21™ program and our plans for the future; our exploration and drilling plans for 2022; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; the amount of potential taxes, interest and penalties relating to the Antamina tax dispute and our share thereof; our tax position and the tax rates applicable to us, including our expectation that we will accrue current Canadian corporate income taxes starting in the first quarter of 2022; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; expectations regarding our dividend policy and our capital allocation framework; our expectations, projections and sensitivities under the heading “Commodity Prices and Sensitivities”; expectations regarding carbon legislation and climate change regulations, including our expectation that we will receive a portion of our carbon tax expenditures back under the CleanBC program; and the impact of certain accounting initiatives and estimates.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, steelmaking coal and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail,

pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, on our operations; market competition; the accuracy of our mineral, steelmaking coal and oil reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our steelmaking coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the impacts of the COVID-19 pandemic on our operations and projects and on global markets; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits, licences and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading "*Steelmaking Coal — Elk Valley Water Quality Management Update*". Assumptions regarding QB2 include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated. Our QB2 capital estimate of US$5.26 billion is based on a CLP/USD exchange rate of 775; 2022 spending is based on an assumed a CLP/USD exchange rate of 825 to 850 and a CAD/USD exchange rate of 1.30. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables and business unit sections include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Expectations regarding the impact of foreign exchange rates are based on the assumptions set out in this document. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, COVID-19, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. Expected timing of first production related to our QB Mill Expansion and San Nicolás assumes positive outcomes of the related prefeasibility and feasibility study, timely receipt of all permits and development approvals. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational

difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of the COVID-19 pandemic. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading "*Steelmaking Coal — Elk Valley Water Quality Management Update*". Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change. Dividends and share repurchases can be impacted by share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds, compliance with regulatory requirements and other risk factors impacting our business as detailed in our Annual Information Form. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers' participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

The forward-looking statements and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19-related matters on our business and operations and projects will depend on the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the continuing progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities and the rate of infection and related absenteeism in our workforce.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this document regarding our coal properties, which for this purpose does not include the discussion under "*Steelmaking Coal - Elk Valley Water Quality Management Update*", was reviewed and approved by Jo-Anna Singleton P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this document regarding our base metal properties was reviewed and approved by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.



Donald R. Lindsay
President and Chief Executive Officer



Jonathan H. Price
Executive Vice President and Chief Financial Officer
February 23, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing in Management's Discussion and Analysis. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in

accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Steelmaking coal goodwill impairment test

As described in Notes 3, 4, 7, and 16 to the consolidated financial statements, management performs its annual impairment test of its steelmaking coal goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the steelmaking coal goodwill as of December 31, 2021 was $702 million. An impairment loss exists if the steelmaking coal operations group of cash generating units' (the steelmaking coal CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the steelmaking coal CGU. The recoverable amount determined by management exceeded the carrying value of the steelmaking coal CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and the foreign exchange rate. The Company's mineral reserves and resources have been prepared by or under the supervision of qualified persons (management's specialists).

The principal considerations for our determination that performing procedures relating to the steelmaking coal goodwill impairment test is a critical audit matter are: (i) significant judgment by management when determining the recoverable amount of the steelmaking coal CGU; (ii) management's specialists were used to prepare the mineral reserves and resources; (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and the foreign exchange rate; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment test, including controls over the determination of the recoverable amount of the steelmaking coal CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the steelmaking coal CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management's assumptions involved considering their consistency with: (i) external market and industry data for commodity prices and the foreign exchange rate, and (ii) recent actual results, market data and when available, other third party information, for mine production, operating costs and capital expenditures. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists,

tests of the data used by management's specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Quebrada Blanca goodwill impairment test

As described in Notes 3, 4, 7, and 16 to the consolidated financial statements, management performs its annual impairment test of its Quebrada Blanca goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the Quebrada Blanca goodwill as of December 31, 2021 was $389 million. An impairment loss exists if the Quebrada Blanca CGU's (QB CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the QB CGU. The recoverable amount determined by management exceeded the carrying value of the QB CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, and the discount rate. The Company's mineral reserves and resources and estimates of capital expenditures for the QB CGU have been prepared by or under the supervision of qualified persons and management's experts (management's specialists).

The principal considerations for our determination that performing procedures relating to the Quebrada Blanca goodwill impairment test is a critical audit matter are: (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management's specialists were used to prepare the reserves and resources and estimates of capital expenditures; and (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, and the discount rate; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management's assumptions involved considering their consistency with: (i) external market and industry data for commodity prices, (ii) recent actual capital expenditures incurred and the work of management's specialists for capital expenditures, and (iii) market and industry data and when available, other third party information, for operating costs and mine production. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources, and management's estimates of capital expenditures. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Impairment test of the Fort Hills CGU

As described in Notes 3, 4, and 7 to the consolidated financial statements, the carrying amount of the Fort Hills CGU is reviewed for impairment whenever facts and circumstances indicate that the carrying amount may be less than the recoverable amount. As of December 31, 2021, an indicator of impairment was identified and as a result, management performed an impairment test of the Fort Hills CGU. Management used a discounted cash flow model to determine the recoverable amount of the Fort Hills CGU. The recoverable amount as at December 31, 2021 of $2.1 billion approximated the carrying value, and as a result, no impairment loss or reversal was recorded for the year then ended. In determining the recoverable amount, management used significant assumptions such as: commodity prices, oil reserves, mine production, operating costs, capital expenditures, the discount rate and the foreign exchange rate. Oil reserves were prepared by qualified reserves evaluators (management's specialists). The principal considerations for our determination that performing procedures relating to the impairment test of the Fort Hills CGU is a critical audit

matter are: (i) significant judgment by management when determining the recoverable amount of the Fort Hills CGU; (ii) the use of management's specialists in the preparation of oil reserves; (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model relating to: commodity prices, oil reserves, mine production, operating costs, capital expenditures, the discount rate and the foreign exchange rate; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment test, including controls over the determination of the recoverable amount of the Fort Hills CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the Fort Hills CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management's assumptions involved considering their consistency with (i) external market and industry data for commodity prices and the foreign exchange rate, and (ii) recent actual results, market data and when available, other third party information, for mine production, operating costs and capital expenditures. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of oil reserves. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
February 23, 2022

We have served as the Company's auditor since 1964.

Consolidated Statements of Income (Loss) Years ended December 31

(CAD$ in millions, except for share data)	2021	2020
Revenue (Note 5)	$ 13,481	$ 8,948
Cost of sales	(8,400)	(7,615)
Gross profit	5,081	1,333
Other operating income (expenses)		
General and administration	(174)	(132)
Exploration	(65)	(45)
Research and innovation	(129)	(97)
Impairment reversal (asset impairment) (Note 7(a))	215	(1,244)
Other operating income (expense) (Note 8)	(78)	(725)
Profit (loss) from operations	4,850	(910)
Finance income (Note 9)	5	10
Finance expense (Note 9)	(215)	(278)
Non-operating income (expense) (Note 10)	(105)	43
Share of loss of associates and joint ventures (Note 14)	(3)	(1)
Profit (loss) before taxes	4,532	(1,136)
Recovery of (provision for) income taxes (Note 21(a))	(1,617)	192
Profit (loss) for the year	$ 2,915	$ (944)
Profit (loss) attributable to:		
Shareholders of the company	$ 2,868	$ (864)
Non-controlling interests	47	(80)
Profit (loss) for the year	$ 2,915	$ (944)
Earnings (loss) per share (Note 24(f))		
Basic	$ 5.39	$ (1.62)
Diluted	$ 5.31	$ (1.62)
Weighted average shares outstanding (millions)	532.3	534.4
Weighted average diluted shares outstanding (millions)	540.3	534.4
Shares outstanding at end of year (millions)	534.2	531.1

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income (Loss) Years ended December 31

(CAD$ in millions)		2021		2020
Profit (loss) for the year	**$**	**2,915**	$	(944)
Other comprehensive income (loss) for the year				
Items that may be reclassified to profit (loss)				
Currency translation differences (net of taxes of $(2) and $(17))		**(43)**		(100)
Change in fair value of debt securities (net of taxes of $nil and $nil)		**(2)**		–
		(45)		(100)
Items that will not be reclassified to profit (loss)				
Change in fair value of marketable equity securities (net of taxes of $1 and $(3))		**(4)**		24
Remeasurements of retirement benefit plans (net of taxes of $(91) and $29)		**171**		(50)
		167		(26)
Total other comprehensive income (loss) for the year		**122**		(126)
Total comprehensive income (loss) for the year	**$**	**3,037**	$	(1,070)
Total other comprehensive income (loss) attributable to:				
Shareholders of the company	**$**	**126**	$	(112)
Non-controlling interests		**(4)**		(14)
	$	**122**	$	(126)
Total comprehensive income (loss) attributable to:				
Shareholders of the company	**$**	**2,994**	$	(976)
Non-controlling interests		**43**		(94)
	$	**3,037**	$	(1,070)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows Years ended December 31

(CAD$ in millions)	2021	2020
Operating activities		
Profit (loss) for the year	$ 2,915	$ (944)
Depreciation and amortization	1,583	1,510
Provision for (recovery of) income taxes	1,617	(192)
(Impairment reversal) asset impairment	(215)	1,244
Gain on sale of investments and assets	(4)	(75)
Loss on debt redemption or purchase	–	11
Net finance expense	210	268
Income taxes paid	(849)	(233)
Remeasurement of decommissioning and restoration provisions for closed operations	35	169
QB2 variable consideration to IMSA and ENAMI	141	(56)
Other	179	102
Net change in non-cash working capital items	(874)	(241)
	4,738	1,563
Investing activities		
Expenditures on property, plant and equipment	(4,046)	(3,129)
Capitalized production stripping costs	(667)	(499)
Expenditures on investments and other assets	(160)	(190)
Proceeds from investments and assets	54	146
	(4,819)	(3,672)
Financing activities		
Proceeds from debt	1,639	2,426
Revolving credit facilities	(335)	363
Redemption, purchase or repayment of debt	(155)	(457)
Repayment of lease liabilities	(139)	(163)
QB2 advances from SMM/SC	326	41
Interest and finance charges paid	(400)	(363)
Issuance of Class B subordinate voting shares	50	1
Purchase and cancellation of Class B subordinate voting shares	–	(207)
Dividends paid	(106)	(106)
Contributions from non-controlling interests	113	2
Distributions to non-controlling interests	(57)	(9)
Other liabilities	120	—
	1,056	1,528
Effect of exchange rate changes on cash and cash equivalents	2	5
Increase (decrease) in cash and cash equivalents	977	(576)
Cash and cash equivalents at beginning of year	450	1,026
Cash and cash equivalents at end of year	$ 1,427	$ 450

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets As at December 31

(CAD$ in millions)	2021	2020
Assets		
Current assets		
Cash and cash equivalents (Note 11)	**$ 1,427**	$ 450
Current income taxes receivable	**6**	14
Trade and settlement receivables	**1,981**	1,312
Inventories (Note 12)	**2,390**	1,872
Prepaids and other current assets	**299**	352
	6,103	4,000
Financial and other assets (Note 13)	**1,571**	1,269
Investments in associates and joint ventures (Note 14)	**1,060**	1,067
Property, plant and equipment (Note 15)	**37,382**	33,578
Deferred income tax assets (Note 21(b))	**161**	271
Goodwill (Note 16)	**1,091**	1,093
	$ 47,368	$ 41,278
Liabilities and Equity		
Current liabilities		
Trade accounts payable and other liabilities (Note 17)	**$ 3,255**	$ 2,909
Current portion of debt (Note 18)	**213**	115
Current portion of lease liabilities (Note 19(c))	**127**	119
Current income taxes payable	**165**	102
	3,760	3,245
Debt (Note 18)	**7,161**	6,140
Lease liabilities (Note 19(c))	**567**	573
QB2 advances from SMM/SC (Note 20)	**1,263**	934
Deferred income tax liabilities (Note 21(b))	**5,973**	5,383
Retirement benefit liabilities (Note 22(a))	**517**	564
Provisions and other liabilities (Note 23)	**4,354**	3,731
	23,595	20,570
Equity		
Attributable to shareholders of the company	**23,005**	20,039
Attributable to non-controlling interests (Note 25)	**768**	669
	23,773	20,708
	$ 47,368	$ 41,278

Contingencies (Note 26)
Commitments (Note 27)

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board of Directors

Una M. Power
Chair of the Audit Committee

Tracey L. McVicar
Director

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2021	2020
Class A common shares	**$ 6**	$ 6
Class B subordinate voting shares		
Beginning of year	**6,134**	6,323
Share repurchases	**–**	(190)
Issued on exercise of options	**67**	1
End of year	**6,201**	6,134
Retained earnings		
Beginning of year	**13,410**	14,447
Profit (loss) for the year attributable to shareholders of the company	**2,868**	(864)
Dividends paid (Note 24(g))	**(106)**	(106)
Share repurchases	**–**	(17)
Remeasurements of retirement benefit plans	**171**	(50)
End of year	**16,343**	13,410
Contributed surplus		
Beginning of year	**242**	219
Share option compensation expense (Note 24(c))	**28**	23
Transfer to Class B subordinate voting shares on exercise of options	**(17)**	–
End of year	**253**	242
Accumulated other comprehensive income attributable to shareholders of the company (Note 24(e))		
Beginning of year	**247**	309
Other comprehensive income (loss)	**126**	(112)
Less remeasurements of retirement benefit plans recorded in retained earnings	**(171)**	50
End of year	**202**	247
Non-controlling interests (Note 25)		
Beginning of year	**669**	770
Profit (loss) for the year attributable to non-controlling interests	**47**	(80)
Other comprehensive income (loss) attributable to non-controlling interests	**(4)**	(14)
Contributions from non-controlling interests	**113**	2
Distributions to non-controlling interests	**(57)**	(9)
End of year	**768**	669
Total equity	**$ 23,773**	$ 20,708

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements Years ended December 31, 2021 and 2020

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper, zinc, steelmaking coal and blended bitumen. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation and New IFRS Pronouncements

a) Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 23, 2022.

b) New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, *Property, Plant and Equipment* (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

As at December 31, 2021, we have completed our analysis of these amendments and have determined that there will be no retrospective effect on our 2021 financial results on adoption of the amendments. Since the amendments were effective from January 1, 2022, we expect them to have an effect on the accounting related to the sale of products during the commissioning phase of our Quebrada Blanca Phase 2 project (QB2).

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, *Financial Instruments* (IFRS 9), IAS 39, *Financial Instruments: Recognition and Measurement* (IAS 39), IFRS 7, *Financial Instruments: Disclosures* (IFRS 7), IFRS 4, *Insurance Contracts* (IFRS 4) and IFRS 16, *Leases* (IFRS 16) as a result of Phase 2 of the IASB's Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

For the year ended December 31, 2021, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These

financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, *Income Taxes* (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented.

These amendments do not have an effect on our financial statements, as we currently follow the accounting treatment proposed by the amendments. Therefore, we have early-adopted these amendments on January 1, 2022.

3. Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee's returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit (loss) attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income (loss) and comprehensive income (loss).

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) and Fort Hills Energy L.P. (Fort Hills, 21.3% share), which operate in Canada and Antamina (22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share), in Chile that we account for using the equity method (Note 14).

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy "Investments in Associates and Joint Ventures". Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

3. Summary of Significant Accounting Policies (continued)

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures, as determined in accordance with the policy "Interests in Joint Arrangements", are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investments or dividends.

Our proportionate share of the associate's or joint venture's profit (loss) and other comprehensive income (loss) is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate's or joint venture's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate's or joint venture's losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or to make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income (loss) and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income (loss).

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, steelmaking coal, refined zinc, lead and silver and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

Base metal concentrates

For copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer's process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

3. Summary of Significant Accounting Policies (continued)

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

Blended bitumen

For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point as specified in the contract, which normally coincides with title and risk transfer to the customer. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Payments for blended bitumen sales are usually due and settled within 30 days. Our revenue for blended bitumen is net of royalty payments to governments.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts and average pricing steelmaking coal contracts, where amounts receivable vary based on underlying commodity prices or steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices or published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). For new investments in marketable equity securities, we can elect the same classification as subsequently measured at fair value through other comprehensive income (loss), or we can elect to classify an investment as at fair value through profit (loss). This election can be made on an investment-by-investment basis and is irrevocable. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial

3. Summary of Significant Accounting Policies (continued)

recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

Certain derivative investments may qualify for hedge accounting. At the inception of hedge relationships, we document the economic relationship between hedging instruments and hedged items and our risk management objective and strategy for undertaking the hedge transactions.

For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in the same line item in profit (loss).

For cash flow hedges, any unrealized gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Where a cash flow hedge relates to a transaction where a non-financial asset or liability is recognized, accumulated gains or losses are recognized directly in the carrying amount of the non-financial asset or liability. The gains or losses are reclassified to profit (loss) in the same period or periods in which the hedged expected future cash flows affect profit (loss), when the hedged item ceases to exist or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations. For our oil sands mining and processing operation, raw materials consist of diluent used in blending, work in process inventory consists of raw bitumen and finished products consist of blended bitumen.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets' estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives of assets depreciated on a straight-line basis are as follows:

- Buildings and equipment (not used for production) 1—43 years
- Plant and equipment (smelting operations) 3—30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are tangible assets. Assets that are not yet available for use are not depreciated. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties within property, plant and equipment.

3. Summary of Significant Accounting Policies (continued)

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are borrowings, expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We suspend the capitalization of borrowing costs when we suspend the active development of a qualifying asset for an extended period. Capitalization recommences when active development resumes. We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset's or CGU's carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. Development costs for internally generated intangible assets are capitalized when the product or process is clearly defined, the technical feasibility and usefulness of the asset has been established, we are committed and have the resources to complete the project and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated depreciation and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between 7 and 40 years.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU or group of CGUs, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and whether we have the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. Lease liabilities include the net present value of lease payments, which are comprised of:

- Fixed payments, including in-substance fixed payments, less any lease incentives receivable
- Variable lease payments that depend on an index or a rate, initially measured using the index or a rate as at the commencement date
- Amounts expected to be payable under a residual value guarantee
- Exercise prices of purchase options if we are reasonably certain to exercise that option
- Payments of penalties for terminating the lease, if the lease term reflects us exercising an option to terminate the lease

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

3. Summary of Significant Accounting Policies (continued)

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, *Income Taxes* and are recognized in the statement of income (loss), except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is

limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) have two additional vesting factors determined by our total shareholder return in comparison to a group of specified companies and by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the vesting period of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration

3. Summary of Significant Accounting Policies (continued)

provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is charged to finance expense in the statement of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset's carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs, and as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events and when it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation. Costs associated with the development of our innovation-driven transformation program, where the process is not clearly defined and technical feasibility is not established, are also expensed as incurred.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same since the effect of the issuance of additional common shares would be anti-dilutive.

4. Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2021 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information

we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, interest rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans and operating results.

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we performed an impairment reversal test for our Carmen de Andacollo CGU under the requirements of IAS 36, *Impairment of Assets* (Note 7(a)).

In addition, mine plans with updated information for Fort Hills became available in the fourth quarter of 2021, which required us to perform an impairment test on our Fort Hills CGU (Note 7(a)).

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the second train of operations, and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term Western Canadian Select (WCS) heavy oil prices, required us to perform an impairment test for our Fort Hills CGU.

During the first quarter of 2020, as a result of then-lower market expectations of WCS heavy oil prices over the next three years, combined with reduced production in the near term, we performed an impairment test for our interest in Fort Hills (Note 7(a)).

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other

4. Areas of Judgment and Estimation Uncertainty (continued)

facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures,

discount rates and foreign exchange rates. Note 7(c) outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects* and National Instrument 51-101, *Standards of Disclosure for Oil and Gas Activities*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management's experts (Note 23(a)). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

c) Effects of COVID-19

In March 2020, the World Health Organization declared a pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors

4. Areas of Judgment and Estimation Uncertainty (continued)

and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19. Operating our mines at full production and continuing construction on our QB2 project in a COVID-19 environment increases certain costs for medical testing, safety equipment, safety supplies and additional transportation and accommodation for social distancing, among other things.

In 2021, we continued to maintain the safety of our workforce and the communities in which we operate while mitigating the operational impacts on our business. Throughout 2021, we continued to incur costs to operate with enhanced protocols in place. However, these expenditures are considered a cost of operating in this environment and for the year ended December 31, 2021, we did not record any amounts specifically identified as COVID-19 costs in other operating income (expense) (Note 8).

In 2020, we applied judgment in determining when to suspend the capitalization of borrowing costs associated with QB2, which corresponded with the suspension of active development of the project. We similarly applied judgment to determine when active development of the project resumed and we recommenced capitalization of borrowing costs at that date. We suspended capitalization of borrowing costs for QB2 at the end of the first quarter of 2020, and we recommenced capitalization of borrowing costs on the project in the third quarter of 2020 consistent with the return to active construction.

For the year ended December 31, 2020, we expensed costs of approximately $434 million relating primarily to the suspension of construction and remobilization of our QB2 project, of which $282 million was recorded as COVID-19 costs in other operating income (expense) (Note 8) and $103 million relates to interest that would have been capitalized if QB2 had not been suspended. Of the remaining $49 million, $41 million was recorded in cost of sales as a result of reduced production levels at our operations and $8 million was recorded as social responsibility and donations in other operating income (expense) (Note 8).

5. Revenue

a) Total Revenue by Major Product Type and Business Unit

The following table shows our revenues disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 28) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if the sales were made to arm's-length parties and are eliminated on consolidation.

(CAD$ in millions)	2021				
	Copper	**Zinc**	**Steelmaking Coal**	**Energy**	**Total**
Copper	**$ 3,066**	**$ –**	**$ –**	**$ –**	**$ 3,066**
Zinc	**286**	**2,336**	**–**	**–**	**2,622**
Steelmaking coal	**–**	**–**	**6,251**	**–**	**6,251**
Blended bitumen	**–**	**–**	**–**	**715**	**715**
Silver	**41**	**454**	**–**	**–**	**495**
Lead	**6**	**439**	**–**	**–**	**445**
Other	**53**	**345**	**–**	**–**	**398**
Intra-segment	**–**	**(511)**	**–**	**–**	**(511)**
	$ 3,452	**$ 3,063**	**$ 6,251**	**$ 715**	**$ 13,481**

(CAD$ in millions)	2020				
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$ 2,119	$ –	$ –	$ –	$ 2,119
Zinc	189	2,062	–	–	2,251
Steelmaking coal	–	–	3,375	–	3,375
Blended bitumen	–	–	–	454	454
Silver	35	432	–	–	467
Lead	5	356	–	–	361
Other	71	314	–	–	385
Intra-segment	–	(464)	–	–	(464)
	$ 2,419	**$ 2,700**	**$ 3,375**	**$ 454**	**$ 8,948**

b) Total Revenue by Region

The following table shows our revenues disaggregated by geographical region. Revenues are attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2021	2020
Asia		
China	**$ 4,643**	$ 1,861
Japan	**1,437**	1,211
South Korea	**1,354**	982
India	**556**	588
Other	**894**	757
Americas		
United States	**1,679**	1,189
Canada	**1,279**	1,027
Latin America	**116**	166
Europe		
Germany	**731**	610
Finland	**182**	124
Belgium	**136**	106
Spain	**123**	163
Other	**351**	164
	$ 13,481	$ 8,948

6. Expenses by Nature

(CAD$ in millions)	2021	2020
Employment-related costs:		
Wages and salaries	**$ 1,040**	$ 971
Employee benefits and other wage-related costs	**272**	272
Bonus payments	**266**	128
Post-employment benefits and pension costs	**154**	124
	1,732	1,495
Transportation	**1,519**	1,378
Depreciation and amortization	**1,583**	1,510
Raw material purchases	**1,077**	715
Fuel and energy	**842**	697
Operating supplies consumed	**658**	620
Maintenance and repair supplies	**735**	648
Contractors and consultants	**811**	648
Overhead costs	**414**	268
Royalties	**373**	266
Other operating costs	**4**	62
	9,748	8,307
Adjusted for:		
Capitalized production stripping costs	**(667)**	(499)
Change in inventory	**(313)**	81
Total cost of sales, general and administration, exploration and research and innovation expenses	**$ 8,768**	$ 7,889

7. Asset and Goodwill Impairment Testing

a) Impairment Reversal and Asset Impairment

The following pre-tax impairment reversal and (asset impairment) were recorded in profit (loss):

Impairment Reversal and (Asset Impairment)

(CAD$ in millions)	2021	2020
Carmen de Andacollo CGU	**$ 215**	$ –
Fort Hills CGU	**–**	(1,244)
Total	**$ 215**	$ (1,244)

Impairment Reversal and (Asset Impairment) – 2021

During 2021, we assessed whether there were any indicators of impairment reversal or impairment for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Carmen de Andacollo CGU and the Fort Hills CGU, as outlined below.

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit (loss) of our copper operating segment (Note 28).

Fort Hills CGU

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021. Cash flow projections used in the analysis as at December 31, 2021 were based on a life of mine plan with cash flows covering a period of 37 years.

Asset Impairment – 2020

Fort Hills CGU

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier than planned restart of the second train of operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our Fort Hills CGU. As a result, we recorded a non-cash, pre-tax asset impairment for our Fort Hills CGU of $597 million (after-tax $438 million) in the fourth quarter. The estimated post-tax recoverable amount of our Fort Hills CGU of $2.1 billion was lower than our carrying value.

Cash flow projections used in the analysis as at December 31, 2020 were based on a life of mine plan with cash flows covering a period of 45 years.

Combined with the pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our Fort Hills CGU of $1.2 billion for the year ended December 31, 2020.

These impairments affected the profit (loss) of our energy operating segment (Note 28).

Sensitivity Analysis for Fort Hills CGU Impairment Test as at December 31, 2021

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

7. Asset and Goodwill Impairment Testing (continued)

The valuation of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS heavy oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million.

b) Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them (Note 16).

We did not identify any goodwill impairment indicators during 2021. We performed our annual goodwill impairment testing at October 31, 2021, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal operations, the cash flows cover periods of 14 to 50 years, with a steady state thereafter until reserves and resources are exhausted. For Quebrada Blanca, the cash flow covers the current 28 year expected mine life of the QB2 project and a projected expansion, totaling 42 years, with an estimate of in situ value applied to the remaining resources.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 7(c).

Sensitivity Analysis for Annual Goodwill Impairment Testing

The recoverable amounts of our steelmaking coal group of CGUs and our Quebrada Blanca CGU both exceeded their carrying amounts at the date of our annual goodwill impairment testing. There are no reasonably possible changes to any of the below key assumptions, which would lead to either of the carrying amounts exceeding their recoverable amounts.

c) Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2021 and 2020:

	2021	2020
WCS heavy oil prices per barrel	**Long-term real price in 2026 of US$48**	Long-term real price in 2025 of US$46
Steelmaking coal prices per tonne	**Long-term real price in 2026 of US$150**	Long-term real price in 2025 of US$150
Copper prices per pound	**Long-term real price in 2026 of US$3.30**	Long-term real price in 2025 of US$3.00
Post-tax real discount rates	**6.0%—8.0%**	6.0%—8.0%
Long-term foreign exchange rates	**1 U.S. to 1.28 Canadian dollars**	1 U.S. to 1.30 Canadian dollars

Commodity Prices

Commodity price assumptions use current prices in the initial year and trend to the long term prices in the table above. Prices are based on a number of factors, including forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and oil sands weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources and Mine Production

Future mineral and oil production is included in projected cash flows based on plant capacities and mineral and oil reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2021 and 2020, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 30).

8. Other Operating Income (Expense)

(CAD$ in millions)		**2021**		2020
Settlement pricing adjustments (Note 29(b))	**$**	**442**	$	47
Share-based compensation		**(125)**		(47)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations		**(108)**		(270)
Care and maintenance costs		**(65)**		(52)
Social responsibility and donations		**(27)**		(23)
Gain (loss) on sale of assets		**(14)**		34
Commodity derivatives		**(22)**		62
Take or pay contract costs		**(97)**		(104)
COVID-19 costs (Note 4(c))		**–**		(282)
Other		**(62)**		(90)
	$	**(78)**	$	(725)

9. Finance Income and Finance Expense

(CAD$ in millions)		2021		2020
Finance income				
Investment income	**$**	**5**	$	10
Total finance income	**$**	**5**	$	10
Finance expense				
Debt interest	**$**	**298**	$	275
Interest on advances from SMM/SC		**37**		42
Interest on lease liabilities (Note 19(c))		**35**		37
Letters of credit and standby fees		**44**		48
Net interest expense on retirement benefit plans		**5**		5
Accretion on decommissioning and restoration provisions (Note 23(a))		**151**		114
Other		**15**		8
		585		529
Less capitalized borrowing costs (Note 15)		**(370)**		(251)
Total finance expense	**$**	**215**	$	278

10. Non-Operating Income (Expense)

(CAD$ in millions)		2021		2020
QB2 variable consideration to IMSA and ENAMI (a)	**$**	**(141)**	$	56
Foreign exchange gains (losses)		**39**		(2)
Loss on debt redemption or purchase (Note 18(b))		**–**		(11)
Other		**(3)**		–
	$	**(105)**	$	43

a) QB2 variable consideration to IMSA and ENAMI

During the year ended December 31, 2021, we recorded $97 million (2020 – $nil) of expense (Note 29(b)) related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit (loss). The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. As at December 31, 2021, the fair value of this financial liability is $98 million (2020 – $nil) (Note 23), with estimated future average copper prices expected to exceed the US$3.15 per pound threshold, based on the expected timing of commencement of commercial production.

The fair value of the liability to IMSA is calculated using a discounted cash flow method based on quoted market prices and is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 30).

During the year ended December 31, 2021, we recorded $44 million of expense (2020 – $56 million of income) related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Empresa Nacional de Minería (ENAMI). As at December 31, 2021, the carrying value of this financial liability, which is measured at amortized cost, is $78 million (2020 – $30 million) (Note 23). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect the timing of when QBSA repays the loans.

11. Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2021	December 31, 2020
Cash and cash equivalents		
Cash	**$ 637**	$ 137
Investments with maturities from the date of acquisition of three months or less	**790**	313
	$ 1,427	$ 450

Cash and cash equivalents as at December 31, 2021 include $88 million (2020 – $82 million) held in QBSA and $38 million (2020 – $26 million) held in Antamina. These cash and cash equivalent balances are to be used within the respective entities for operating purposes and cannot be transferred to other entities within the group.

(CAD$ in millions)	2021	2020
Net change in non-cash working capital items		
Trade and settlement receivables	**$ (670)**	$ (294)
Inventories	**(412)**	100
Prepaids and other current assets	**(105)**	(102)
Trade accounts payable and other liabilities	**313**	55
	$ (874)	$ (241)

12. Inventories

(CAD$ in millions)	December 31, 2021	December 31, 2020
Supplies	**$ 797**	$ 757
Raw materials	**250**	197
Work in process	**741**	592
Finished products	**728**	410
	2,516	1,956
Less long-term portion (Note 13)	**(126)**	(84)
	$ 2,390	$ 1,872

Cost of sales of $8.4 billion (2020 – $7.6 billion) includes $7.6 billion (2020 – $7.0 billion) of production costs that are recognized as part of inventories and subsequently expensed when sold during the year.

12. Inventories (continued)

Total inventories held at net realizable value amounted to $45 million at December 31, 2021 (2020 – $75 million). Total inventory write-downs in 2021 were $12 million (2020 – $151 million) and were included as part of cost of sales.

Long-term inventories consist of ore stockpiles and other in-process materials that are not expected to be processed within one year.

13. Financial and Other Assets

(CAD$ in millions)	December 31, 2021	December 31, 2020
Long-term receivables and deposits	**$ 322**	$ 289
Marketable equity and debt securities carried at fair value	**178**	178
Pension plans in a net asset position (Note 22(a))	**449**	301
Derivative assets	**63**	77
Long-term portion of inventories (Note 12)	**126**	84
Finite life intangibles	**395**	309
Other	**38**	31
	$ 1,571	$ 1,269

14. Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total
At January 1, 2020	$ 1,071	$ 8	$ 1,079
Contributions	11	1	12
Changes in foreign exchange rates	(22)	—	(22)
Share of income (loss)	1	(2)	(1)
Other	—	(1)	(1)
At December 31, 2020	$ 1,061	$ 6	$ 1,067
Contributions	5	—	5
Changes in foreign exchange rates	(4)	(1)	(5)
Share of loss	(3)	—	(3)
Other	—	(4)	(4)
At December 31, 2021	**$ 1,059**	**$ 1**	**$ 1,060**

15. Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At December 31, 2019						
Cost	$ 885	$ 20,155	$ 16,951	$ 6,073	$ 5,292	$ 49,356
Accumulated depreciation	–	(5,973)	(8,599)	(3,429)	–	(18,001)
Net book value	**$ 885**	**$ 14,182**	**$ 8,352**	**$ 2,644**	**$ 5,292**	**$ 31,355**
Year ended December 31, 2020						
Opening net book value	$ 885	$ 14,182	$ 8,352	$ 2,644	$ 5,292	$ 31,355
Additions	22	–	368	563	3,353	4,306
Disposals	(1)	–	(54)	(5)	(7)	(67)
Asset impairment	–	(261)	(983)	–	–	(1,244)
Depreciation and amortization	–	(288)	(774)	(546)	–	(1,608)
Transfers between classifications	–	65	652	–	(717)	–
Decommissioning and restoration provisions change in estimate	–	814	56	–	–	870
Capitalized borrowing costs	–	84	–	–	167	251
Changes in foreign exchange rates	(3)	(61)	(40)	(12)	(169)	(285)
Closing net book value	**$ 903**	**$ 14,535**	**$ 7,577**	**$ 2,644**	**$ 7,919**	**$ 33,578**
At December 31, 2020						
Cost	$ 903	$ 20,758	$ 16,722	$ 6,598	$ 7,919	$ 52,900
Accumulated depreciation	–	(6,223)	(9,145)	(3,954)	–	(19,322)
Net book value	**$ 903**	**$ 14,535**	**$ 7,577**	**$ 2,644**	**$ 7,919**	**$ 33,578**
Year ended December 31, 2021						
Opening net book value	$ 903	$ 14,535	$ 7,577	$ 2,644	$ 7,919	$ 33,578
Additions	45	–	181	740	3,877	4,843
Disposals	–	–	(6)	–	(18)	(24)
Impairment reversal	–	215	–	–	–	215
Depreciation and amortization	–	(373)	(802)	(694)	–	(1,869)
Transfers between classifications	–	(50)	2,162	–	(2,112)	–
Decommissioning and restoration provisions change in estimate	–	250	39	–	–	289
Capitalized borrowing costs	–	115	–	–	255	370
Changes in foreign exchange rates	(4)	(11)	(13)	(2)	10	(20)
Closing net book value	**$ 944**	**$ 14,681**	**$ 9,138**	**$ 2,688**	**$ 9,931**	**$ 37,382**
At December 31, 2021						
Cost	$ 944	$ 21,362	$ 18,716	$ 7,334	$ 9,931	$ 58,287
Accumulated depreciation	–	(6,681)	(9,578)	(4,646)	–	(20,905)
Net book value	**$ 944**	**$ 14,681**	**$ 9,138**	**$ 2,688**	**$ 9,931**	**$ 37,382**

15. Property, Plant and Equipment (continued)

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include the Galore Creek, San Nicolás and Zafranal projects.

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2021 was 5.4% (2020 – 5.4%).

16. Goodwill

(CAD$ in millions)	Steelmaking Coal Operations	Quebrada Blanca	Total
January 1, 2020	$ 702	$ 399	$ 1,101
Changes in foreign exchange rates	–	(8)	(8)
December 31, 2020	$ 702	$ 391	$ 1,093
Changes in foreign exchange rates	–	(2)	(2)
December 31, 2021	**$ 702**	**$ 389**	**$ 1,091**

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 7(b) and 7(c).

17. Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2021	December 31, 2020
Trade accounts payable and accruals	**$ 1,653**	$ 1,428
Capital project accruals	**546**	599
Payroll-related liabilities	**293**	266
Accrued interest	**100**	104
Commercial and government royalties	**325**	229
Current portion of provisions (Note 23(a))	**210**	173
Settlement payables (Note 29(b))	**39**	61
Contract liabilities - consignment sales	**30**	15
Other	**59**	34
	$ 3,255	$ 2,909

18. Debt

($ in millions)	December 31, 2021			December 31, 2020		
	Face Value (US$)	**Fair Value (CAD$)**	**Carrying Value (CAD$)**	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (b)	**$ 150**	**$ 190**	**$ 190**	$ 150	$ 195	$ 190
3.75% notes due February 2023 (b)	**108**	**140**	**137**	108	144	139
3.9% notes due July 2030 (a)	**550**	**751**	**688**	550	781	690
6.125% notes due October 2035	**609**	**1,005**	**761**	609	1,005	764
6.0% notes due August 2040	**490**	**795**	**620**	490	782	622
6.25% notes due July 2041	**795**	**1,349**	**997**	795	1,309	1,001
5.2% notes due March 2042	**399**	**602**	**500**	399	596	502
5.4% notes due February 2043	**377**	**586**	**473**	377	571	475
	3,478	**5,418**	**4,366**	3,478	5,383	4,383
QB2 project financing facility (c)	**2,252**	**2,929**	**2,785**	1,147	1,459	1,423
Revolving credit facilities (d)	**–**	**–**	**–**	262	334	334
Antamina loan agreements (e)	**176**	**223**	**223**	90	115	115
	$ 5,906	**$ 8,570**	**$ 7,374**	$ 4,977	$ 7,291	$ 6,255
Less current portion of debt	**(168)**	**(213)**	**(213)**	(90)	(115)	(115)
	$ 5,738	**$ 8,357**	**$ 7,161**	$ 4,887	$ 7,176	$ 6,140

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 30).

a) Notes Issued in 2020

In 2020, we issued US$550 million principal amount of senior unsecured notes due July 2030 (2030 Notes). The 2030 Notes have a coupon of 3.9% per annum and an effective interest rate, after taking into account issuance costs, of 4.08%. These notes were issued at 99.513% of face value.

Prior to April 15, 2030, the 2030 Notes can be redeemed, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) a make-whole amount plus, in each case, accrued and unpaid interest to the redemption date. On or after April 15, 2030, the 2030 Notes are redeemable at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Net proceeds from this issuance, after underwriting and issuance costs, were US$542 million. The net proceeds and available cash were used to finance the note tender offer described below in Note 18(b) and to reduce amounts outstanding on our US$4.0 billion revolving credit facility.

In October 2020, we executed an exchange offer for the 2030 Notes that allowed the holders to exchange their unregistered notes for publicly registered notes. There was no change in the aggregate principal amount of the 2030 Notes as a result of the exchange offer.

18. Debt (continued)

b) Notes Purchased or Redeemed

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

On January 18, 2022, we redeemed the 4.75% notes at maturity for US$150 million plus accrued interest.

In 2020, we purchased US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount (2020 Tender Offer). The purchased notes comprised US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The total cost of the purchases, including the premium for the purchase, was US$276 million. We recorded a pre-tax expense of $11 million in non-operating income (expense) (Note 10) in connection with the 2020 Tender Offer.

In 2020, we redeemed all of the outstanding 4.5% notes due 2021 that were not purchased as a part of the 2020 Tender Offer. The total cost of the redemption, including the premium, was US$13 million.

c) QB2 Project Financing Facility

As at December 31, 2021, US$2.3 billion was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on several basis by SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck's and SMM/SC's interests in QBSA and by security over QBSA's assets, which consist primarily of QB2 project assets.

d) Revolving Credit Facilities

On October 15, 2021, we converted our US$4.0 billion revolving credit facility into a sustainability-linked facility and extended its maturity to October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents. In addition, on October 15, 2021, we cancelled our US$1.0 billion facility that was scheduled to mature in June 2022.

Any amounts drawn under the US$4.0 billion facility can be repaid at any time and are due in full at its maturity date. As at December 31, 2021, the facility was undrawn. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.22 to 1.0 at December 31, 2021, not exceed 0.60 to 1.0 (Note 31). This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2021, we had $2.1 billion of letters of credit outstanding.

We also had $840 million in surety bonds outstanding at December 31, 2021 to support current and future reclamation obligations.

e) Antamina Loan Agreements

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement. Once fully drawn, our 22.5% share of the principal value of the loan will be US$225 million. As at December 31, 2021, our share of the amount drawn was US$158 million. Proceeds from the loan were used to repay existing credit facilities and to fund Antamina's capital expenditure program. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

On December 24, 2021, Antamina entered into a US$80 million short-term loan agreement, which was repaid in January 2022. Our share of the amount drawn was US$18 million and the loan bore interest at 0.6%.

f) Scheduled Principal Payments

At December 31, 2021, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent
2022	$ 168	$ 213
2023	373	472
2024	265	336
2025	265	336
2026	422	536
Thereafter	4,413	5,594
	$ 5,906	$ 7,487

g) Debt Continuity

($ in millions)	US$		CAD$ Equivalent	
	2021	**2020**	**2021**	**2020**
As at January 1	**$ 4,913**	$ 3,204	**$ 6,255**	$ 4,162
Cash flows				
Proceeds from debt	**1,305**	1,802	**1,639**	2,426
Redemption, purchase or repayment of debt	**(124)**	(338)	**(155)**	(457)
Revolving credit facilities	**(262)**	262	**(335)**	363
Non-cash changes				
Loss on debt redemption or purchase	**–**	8	**–**	11
Changes in foreign exchange rates	**–**	–	**(10)**	(216)
Finance fees and discount amortization	**(29)**	(29)	**(36)**	(39)
Other	**13**	4	**16**	5
As at December 31	**$ 5,816**	$ 4,913	**$ 7,374**	$ 6,255

19. Leases

a) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars, pipelines and road and port facilities. As at December 31, 2021, $704 million (2020 – $730 million) of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)		2021		2020
Opening net book value	$	730	$	762
Additions		141		312
Depreciation		(163)		(166)
Changes in foreign exchange rates and other		(4)		(178)
Closing net book value	$	704	$	730

b) Significant Individual Lease Arrangements

Fort Hills entered into a service agreement in 2017 with TC Energy Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at December 31, 2021, our share of the related lease liability was $195 million (2020 – $199 million).

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2021, the related lease liability was $87 million (2020 – $99 million).

c) Lease Liability Continuity

(CAD$ in millions)		2021		2020
As at January 1	$	692	$	672
Cash flows				
Principal payments		(139)		(163)
Interest payments		(35)		(37)
Non-cash changes				
Additions		151		319
Interest expense (Note 9)		35		37
Changes in foreign exchange and other		(10)		(136)
As at December 31	$	694	$	692
Less current portion		(127)		(119)
Long-term lease liabilities	$	567	$	573

20. QB2 Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. The advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin.

($ in millions)	December 31, 2021			December 31, 2020		
	Face Value (US$)	**Fair Value (CAD$)**	**Carrying Value (CAD$)**	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 Advances from SMM/SC	**$ 1,003**	**$ 1,288**	**$ 1,263**	$ 739	$ 941	$ 934

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 30).

a) QB2 Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent	
	2021	**2020**	**2021**	**2020**
As at January 1	**$ 734**	$ 702	**$ 934**	$ 912
Cash flows				
Advances	**262**	31	**326**	41
Non-cash changes				
Finance fee amortization	**1**	1	**1**	1
Changes in foreign exchange rates	**–**	–	**2**	(20)
As at December 31	**$ 997**	$ 734	**$ 1,263**	$ 934

21. Income Taxes

a) Tax rate reconciliation to the Canadian statutory income tax rate

(CAD$ in millions)		2021		2020
Tax expense (recovery) at the Canadian statutory income tax rate of 26.54% (2020 – 26.58%)	**$**	**1,203**	$	(302)
Tax effect of:				
Resource taxes		**426**		106
Resource and depletion allowances		**(61)**		(68)
Non-deductible expenses (non-taxable income)		**69**		28
Tax pools not recognized (recognition of previously unrecognized tax pools)		**(56)**		5
Withholding taxes on foreign earnings		**60**		40
Difference in tax rates in foreign jurisdictions		**15**		1
Revisions to prior year estimates		**(14)**		(4)
Non-controlling interests		**(15)**		(2)
Other		**(10)**		4
Total income taxes	**$**	**1,617**	$	(192)
Represented by:				
Current income taxes	**$**	**978**	$	374
Deferred income taxes		**639**		(566)
Total income taxes	**$**	**1,617**	$	(192)

b) Continuity of deferred tax assets and liabilities

(CAD$ in millions)		January 1, 2021		Through Profit (Loss)		Through OCI		December 31, 2021
Net operating loss and capital loss carryforwards	$	247	$	(106)	$	–	$	141
Property, plant and equipment		(168)		(12)		–		(180)
Decommissioning and restoration provisions		158		32		–		190
Other temporary differences		34		(19)		(5)		10
Deferred income tax assets	**$**	**271**	**$**	**(105)**	**$**	**(5)**	**$**	**161**
Net operating loss and capital loss carryforwards	$	(1,038)	$	503	$	3	$	(532)
Property, plant and equipment		7,369		176		1		7,546
Decommissioning and restoration provisions		(962)		(86)		(2)		(1,050)
Unrealized foreign exchange		(88)		1		2		(85)
Withholding taxes		95		6		(1)		100
Inventories		110		47		(1)		156
Other temporary differences		(103)		(113)		54		(162)
Deferred income tax liabilities	**$**	**5,383**	**$**	**534**	**$**	**56**	**$**	**5,973**

(CAD$ in millions)		January 1, 2020		Through Profit (Loss)		Through OCI		December 31, 2020
Net operating loss and capital loss carryforwards	$	190	$	57	$	–	$	247
Property, plant and equipment		(144)		(22)		(2)		(168)
Decommissioning and restoration provisions		123		35		–		158
Other temporary differences		42		(13)		5		34
Deferred income tax assets	**$**	**211**	**$**	**57**	**$**	**3**	**$**	**271**
Net operating loss and capital loss carryforwards	$	(642)	$	(408)	$	12	$	(1,038)
Property, plant and equipment		7,101		294		(26)		7,369
Decommissioning and restoration provisions		(637)		(327)		2		(962)
Unrealized foreign exchange		(116)		11		17		(88)
Withholding taxes		91		6		(2)		95
Inventories		91		19		–		110
Other temporary differences		14		(104)		(13)		(103)
Deferred income tax liabilities	**$**	**5,902**	**$**	**(509)**	**$**	**(10)**	**$**	**5,383**

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $293 million (2020 – $296 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income. The majority of these unused tax credits and tax pools do not expire.

Deferred tax liabilities of approximately $803 million (2020 – $731 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2021, we had $1.16 billion (2020 – $3.81 billion) of Canadian net operating loss carryforwards, which expire at various dates between 2029 and 2041, and $972 million (2020 – $847 million) of Chilean net operating losses with an indefinite carryforward period. The deferred tax benefit of these pools has been recognized.

e) Scope of Antamina's Peruvian Tax Stability Agreement

In prior years, the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) issued income tax assessments for the 2013 and 2014 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina's tax stability agreement. Antamina objected to the assessments, but lost its appeal with SUNAT. In 2021, SUNAT issued their assessment on this matter for the 2015 taxation year on the same basis as for the previous two taxation years. The issue also affects the 2016 and 2017 taxation years and we expect that it will be raised by SUNAT in respect of those years as well.

Antamina is pursuing the issue in the Peruvian courts. However, based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected. The denial of accelerated depreciation claimed is a timing issue in our tax provision.

The income tax assessments also assessed interest and penalties and we have not provided for our share of these amounts for any years as at December 31, 2021. Based on opinions of counsel, we expect interest and penalties in relation to this matter will, more likely than not, be reversed for all taxation years in question.

22. Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees' years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are "flat-benefit" or "final-pay" plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

a) Actuarial Valuation of Plans

(CAD$ in millions)	2021		2020	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Defined benefit obligation				
Balance at beginning of year	**$ 2,558**	**$ 445**	$ 2,337	$ 404
Current service cost	**72**	**14**	55	19
Past service costs arising from plan improvements	**13**	**3**	–	–
Benefits paid	**(144)**	**(14)**	(146)	(17)
Interest expense	**59**	**11**	69	13
Obligation experience adjustments	**4**	**(13)**	27	(3)
Effect from change in financial assumptions	**(159)**	**(24)**	221	33
Effect from change in demographic assumptions	**4**	**3**	1	(3)
Changes in foreign exchange rates	**–**	**(5)**	(6)	(1)
Balance at end of year	**2,407**	**420**	2,558	445
Fair value of plan assets				
Fair value at beginning of year	**2,812**	**–**	2,659	–
Interest income	**66**	**–**	79	–
Return on plan assets, excluding amounts included in interest income	**102**	**–**	204	–
Benefits paid	**(144)**	**(14)**	(146)	(17)
Contributions by the employer	**22**	**14**	21	17
Changes in foreign exchange rates	**–**	**–**	(5)	–
Fair value at end of year	**2,858**	**–**	2,812	–
Funding surplus (deficit)	**451**	**(420)**	254	(445)
Less effect of the asset ceiling				
Balance at beginning of year	**72**	**–**	63	–
Interest on asset ceiling	**2**	**–**	2	–
Change in asset ceiling	**25**	**–**	7	–
Balance at end of year	**99**	**–**	72	–
Net accrued retirement benefit asset (liability)	**$ 352**	**$ (420)**	$ 182	$ (445)
Represented by:				
Pension assets (Note 13)	**$ 449**	**$ –**	$ 301	$ –
Accrued retirement benefit liability	**(97)**	**(420)**	(119)	(445)
Net accrued retirement benefit asset (liability)	**$ 352**	**$ (420)**	$ 182	$ (445)

A number of the plans have a surplus totaling $99 million at December 31, 2021 (2020 – $72 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

22. Retirement Benefit Plans (continued)

We expect to contribute $20 million to our defined benefit pension plans in 2022 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 15 years and the weighted average duration of the non-pension post-retirement benefit obligation is 15 years.

Defined contribution expense for 2021 was $52 million (2020 – $50 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2021		2020	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Discount rate	**2.88%**	**2.96%**	2.39%	2.50%
Rate of increase in future compensation	**3.25%**	**3.25%**	3.25%	3.25%
Medical trend rate	**–**	**5.00%**	–	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2021		
		Effect on Defined Benefit Obligation	
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	**1.0%**	**Decrease by 13%**	**Increase by 15%**
Rate of increase in future compensation	**1.0%**	**Increase by 1%**	**Decrease by 1%**
Medical cost claim trend rate	**1.0%**	**Increase by 1%**	**Decrease by 1%**

	2020		
		Effect on Defined Benefit Obligation	
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 12%	Increase by 14%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management's best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2021		2020	
	Male	Female	Male	Female
Retiring at the end of the reporting period	**85.3 years**	**87.7 years**	85.3 years	87.7 years
Retiring 20 years after the end of the reporting period	**86.4 years**	**88.7 years**	86.4 years	88.7 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans' bond holdings.

Life expectancy

The majority of the plans' obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans' liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan's demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan's funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

22. Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2021 and 2020 are as follows:

(CAD$ in millions)	2021			2020		
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	**$ 1,069**	**$ –**	**37%**	$ 1,058	$ –	38%
Debt securities	**$ 1,389**	**$ –**	**49%**	$ 1,385	$ –	49%
Real estate and other	**$ 71**	**$ 329**	**14%**	$ 62	$ 307	13%

23. Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2021	December 31, 2020
Decommissioning and restoration provisions and other provisions (a)	**$ 3,813**	$ 3,484
Obligation to Neptune Bulk Terminals (b)	**170**	111
Derivative liabilities (net of current portion of $9 (2020 – $6))	**51**	26
ENAMI preferential dividend liability (Note 10(a))	**78**	30
QB2 variable consideration to IMSA (Note 10(a))	**98**	—
Other IMSA payable	**61**	60
Other liabilities	**83**	20
	$ 4,354	$ 3,731

a) Decommissioning and Restoration Provisions and Other Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2021:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
As at January 1, 2021	$ 3,342	$ 315	$ 3,657
Settled during the year	(90)	(38)	(128)
Change in discount rate	322	–	322
Change in amount and timing of cash flows	2	75	77
Accretion (Note 9)	151	4	155
Other	(4)	(56)	(60)
Changes in foreign exchange rates	2	(2)	–
As at December 31, 2021	3,725	298	4,023
Less current portion of provisions (Note 17)	(144)	(66)	(210)
Long-term provisions	**$ 3,581**	**$ 232**	**$ 3,813**

During the year ended December 31, 2021, we recorded $73 million (2020 – $101 million) of additional study and environmental costs arising from legal obligations through other provisions.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $1.3 billion as at December 31, 2021 (2020 – $1.2 billion), of which $769 million (2020 – $673 million) relates to our steelmaking coal business unit.

For our steelmaking coal operations, the current and future requirements for water quality management are established under a regional permit issued by the provincial government of British Columbia. This permit references the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the *Fisheries Act* (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the EVWQP. The estimated costs of the Direction have been included in our decommissioning and restoration provisions as at December 31, 2021 and 2020.

In 2021, the decommissioning and restoration provisions were calculated using nominal discount rates between 3.86% and 5.35% (2020 – 4.05% and 5.85%). We also used an inflation rate of 2.00% (2020 – 2.00%) in our cash flow estimates. Total decommissioning and restoration provisions include $721 million (2020 – $712 million) in respect of closed operations.

b) Obligation to Neptune Bulk Terminals

Through our cost of services agreement with Neptune Bulk Terminals Inc. (Neptune), we owe amounts to Neptune for any loans entered into by Neptune that are specifically related to funding the assets of our steelmaking coal loading and handling operations. The carrying value of this obligation approximates fair value based on prevailing market interest rates in effect at December 31, 2021. This is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 30). The current portion of this obligation is recorded as part of trade accounts payable and other liabilities.

24. Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions,” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A

24. Equity (continued)

common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000’s)	**Class A Common Shares**	**Class B Subordinate Voting Shares**
As at January 1, 2020	7,765	539,528
Shares issued on options exercised (c)	–	145
Acquired and cancelled pursuant to normal course issuer bid (h)	–	(16,292)
As at December 31, 2020	7,765	523,381
Shares issued on options exercised (c)	–	3,067
As at December 31, 2021	**7,765**	**526,448**

c) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2021, 12,187,148 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2021, we granted 2,519,455 share options to employees. These share options have a weighted average exercise price of $29.04, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of share options granted in the year was estimated at $10.83 per option (2020 – $4.76) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2021	2020
Weighted average exercise price	**$ 29.04**	$ 14.42
Dividend yield	**0.69%**	2.13%
Risk-free interest rate	**0.75%**	1.19%
Expected option life	**6.3 years**	6.1 years
Expected volatility	**40%**	41%
Forfeiture rate	**0.78%**	1.16%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2021		2020	
	Share Options (in 000's)	Weighted Average Exercise Price	Share Options (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	**25,250**	**$ 20.61**	20,152	$ 23.02
Granted	**2,519**	**29.04**	6,314	14.42
Exercised	**(3,189)**	**16.03**	(156)	8.33
Forfeited	**(186)**	**25.43**	(293)	20.97
Expired	**(714)**	**52.86**	(767)	35.14
Outstanding at end of year	**23,680**	**$ 21.12**	25,250	$ 20.61
Vested and exercisable at end of year	**16,543**	**$ 21.29**	17,368	$ 21.76

The average share price during the year was $29.25 (2020 – $16.15).

Information relating to share options outstanding at December 31, 2021, is as follows:

Outstanding Share Options (in 000's)	**Exercise Price Range**	**Weighted Average Remaining Life of Outstanding Options (months)**
4,096	$ 5.34 – $ 13.57	49
4,876	$ 13.58 – $ 14.71	98
5,406	$ 14.72 – $ 26.53	43
5,700	$ 26.54 – $ 29.43	88
3,602	$ 29.44 – $ 39.90	36
23,680	**$ 5.34 – $ 39.90**	**65**

Total share option compensation expense recognized for the year was $28 million (2020 – $23 million).

d) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

As of 2017, DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs issued in 2017 and later vest in a percentage from 0% to 200% based on both relative total shareholder return as compared to our compensation peer group and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers granted PSUs in 2017 and later can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

PSUs and PDSUs vest on December 20 in the year prior to the third anniversary of the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a *pro rata* basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

24. Equity (continued)

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2021, we recognized compensation expense of $97 million for Units (2020 – $24 million expense). The total liability and intrinsic value for vested Units as at December 31, 2021 was $160 million (2020 – $83 million).

The outstanding Units are summarized in the following table:

(in 000's)	2021		2020	
	Outstanding	**Vested**	**Outstanding**	**Vested**
DSUs	**2,526**	**2,526**	2,555	2,555
RSUs	**2,707**	**–**	1,408	–
PSUs	**1,622**	**–**	1,449	–
PDSUs	**185**	**67**	213	70
	7,040	**2,593**	5,625	2,625

e) Accumulated Other Comprehensive Income

(CAD$ in millions)	2021	2020
Accumulated other comprehensive income – beginning of year	**$ 247**	$ 309
Currency translation differences:		
Unrealized losses on translation of foreign subsidiaries	**(50)**	(197)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $(2) and $(17)) (Note 29(b))	**11**	111
	(39)	(86)
Gain (loss) on marketable equity and debt securities (net of taxes of $1 and $(3))	**(6)**	24
Remeasurements of retirement benefit plans (net of taxes of $(91) and $29)	**171**	(50)
Total other comprehensive income (loss)	**126**	(112)
Less remeasurements of retirement benefit plans recorded in retained earnings	**(171)**	50
Accumulated other comprehensive income – end of year	**$ 202**	$ 247

f) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)	2021	2020
Net basic and diluted profit (loss) attributable to shareholders of the company	**$ 2,868**	$ (864)
Weighted average shares outstanding (000's)	**532,340**	534,378
Dilutive effect of share options	**7,931**	–
Weighted average diluted shares outstanding (000's)	**540,271**	534,378
Basic earnings (loss) per share	**$ 5.39**	$ (1.62)
Diluted earnings (loss) per share	**$ 5.31**	$ (1.62)

At December 31, 2021, 7,700,774 potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive. For the year ended December 31, 2020, there was a net loss attributable to shareholders of the company and, accordingly, all share options were considered anti-dilutive and were excluded from the calculation of diluted earnings (loss) per share. At December 31, 2020, the weighted average shares outstanding and weighted average diluted shares outstanding were therefore the same.

g) Dividends

We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.05 per share in each quarter of 2021 and 2020. During the year ended December 31, 2021, we declared and paid a total of $106 million (2020 – $106 million).

On February 23, 2022, we declared a dividend on our Class A common and Class B subordinate voting shares of $0.625 per share to be paid on March 31, 2022 to shareholders of record at the close of business on March 15, 2022.

h) Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2021, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2021 to November 1, 2022. All repurchased shares will be cancelled. There were no purchases and no cancellations of Class B subordinate voting shares in 2021. In 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

25. Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2021	December 31, 2020
Carmen de Andacollo	Region IV, Chile	10%	$ 24	$ 26
Quebrada Blanca (a)	Region I, Chile	40%	612	526
Elkview Mine Limited Partnership	British Columbia, Canada	5%	86	74
Compañía Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	46	43
			$ 768	$ 669

25. Non-Controlling Interests (continued)

a) Quebrada Blanca

The non-controlling interest in QBSA, the entity that owns QB2, consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and ENAMI, a Chilean state-owned agency that holds a 10% preference share interest. ENAMI's interest in QBSA does not require ENAMI to make contributions toward QBSA's capital spending.

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2021	December 31, 2020
Summarized balance sheet		
Current assets	**$ 166**	$ 221
Current liabilities	**731**	698
Current net assets	**(565)**	(477)
Non-current assets	**11,699**	8,575
Non-current liabilities	**7,328**	4,841
Non-current net assets	**4,371**	3,734
Net assets	**$ 3,806**	$ 3,257
Accumulated non-controlling interests	**$ 612**	$ 526
Summarized statement of comprehensive income (loss)		
Revenue	**$ 136**	$ 116
Loss for the period	**(182)**	(291)
Other comprehensive income (loss)	**(10)**	(47)
Total comprehensive income (loss)	**$ (192)**	$ (338)
Loss allocated to non-controlling interests	**$ (20)**	$ (95)
Summarized cash flows		
Cash flows from operating activities	**$ (516)**	$ (442)
Cash flows from investing activities	**(2,597)**	(1,657)
Cash flows from financing activities	**3,117**	1,668
Effect of exchange rates on cash and cash equivalents	**2**	8
Net increase (decrease) in cash and cash equivalents	**$ 6**	$ (423)

26. Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2021, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the *Comprehensive Environmental Response, Compensation, and Liability Act* (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML's Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the *Fisheries Act* relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022 TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on our balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

27. Commitments

a) Capital Commitments

As at December 31, 2021, we had contracted for $1.33 billion of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $1.1 billion for QB2, $67 million for our steelmaking coal operations and $113 million for our 22.5% share of Antamina. The amount includes $1.27 billion that is expected to be incurred within one year and $62 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 35% of net proceeds of production occurred in the fourth quarter of 2017. An expense of US$255 million was recorded in 2021 (2020 – US$175 million) in respect of this royalty. The NANA royalty is expected to increase another 5% to 40% in the fourth quarter of 2022.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine's free cash flow. An expense of $50 million was recorded in 2021 (2020 – $27 million) in respect of this royalty.

27. Commitments (continued)

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to *force majeure* provisions.

In 2021, we entered into an 18-year contractual arrangement to purchase power for our Quebrada Blanca Operations starting in 2022. This arrangement requires payments of approximately $277 million per year.

In 2020, we entered into a 14-year contractual arrangement to purchase power for our Carmen de Andacollo Operations. This arrangement requires payments of approximately $52 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

28. Segmented Information

Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer – copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm's-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

(CAD$ in millions)	December 31, 2021					
	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$ 3,452	$ 3,574	$ 6,251	$ 715	$ –	$ 13,992
Less intra-segment revenue	–	(511)	–	–	–	(511)
Revenue (Note 5(a))	3,452	3,063	6,251	715	–	13,481
Cost of sales	(1,711)	(2,375)	(3,466)	(848)	–	(8,400)
Gross profit (loss)	1,741	688	2,785	(133)	–	5,081
Impairment reversal (Note 7(a))	215	–	–	–	–	215
Other operating income (expense)	(14)	(41)	153	(21)	(523)	(446)
Profit (loss) from operations	1,942	647	2,938	(154)	(523)	4,850
Net finance income (expense)	(116)	(47)	(91)	(26)	70	(210)
Non-operating income (expense)	(137)	4	–	–	28	(105)
Share of loss of associates and joint ventures	(3)	–	–	–	–	(3)
Profit (loss) before taxes	1,686	604	2,847	(180)	(425)	4,532
Capital expenditures	3,074	259	1,284	83	13	4,713
Goodwill (Note 16)	389	–	702	–	–	1,091
Total assets	$ 18,077	$ 4,401	$ 18,390	$ 2,704	$ 3,796	$ 47,368

(CAD$ in millions)			December 31, 2020			
	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$ 2,419	$ 3,164	$ 3,375	$ 454	$ –	$ 9,412
Less intra-segment revenue	–	(464)	–	–	–	(464)
Revenue (Note 5(a))	2,419	2,700	3,375	454	–	8,948
Cost of sales	(1,560)	(2,177)	(3,098)	(780)	–	(7,615)
Gross profit (loss)	859	523	277	(326)	–	1,333
Asset impairment (Note 7(a))	–	–	–	(1,244)	–	(1,244)
Other operating expenses	(323)	(98)	(193)	(28)	(357)	(999)
Profit (loss) from operations	536	425	84	(1,598)	(357)	(910)
Net finance income (expense)	(151)	(44)	(56)	(26)	9	(268)
Non-operating income (expense)	38	(4)	13	–	(4)	43
Share of gain (loss) of associates and joint ventures	1	–	–	–	(2)	(1)
Profit (loss) before taxes	424	377	41	(1,624)	(354)	(1,136)
Capital expenditures	1,990	247	1,284	91	16	3,628
Goodwill (Note 16)	391	–	702	–	–	1,093
Total assets	$ 14,546	$ 4,006	$ 17,266	$ 2,658	$ 2,802	$ 41,278

The geographical distribution of our non-current assets, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)	December 31, 2021	December 31, 2020
Canada	**$ 22,949**	$ 22,410
Chile	**13,771**	10,555
United States	**1,788**	1,710
Peru	**1,597**	1,483
Other	**162**	157
	$ 40,267	$ 36,315

29. Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against these net investments.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2021	December 31, 2020
Cash and cash equivalents	**$ 664**	$ 23
Trade and settlement receivables	**1,042**	616
Trade accounts payable and other liabilities	**(703)**	(608)
Debt	**(3,479)**	(3,741)
Reduced by: Debt designated as a hedging instrument in our net investment hedge	**2,697**	3,575
Net U.S. dollar exposure	**$ 221**	$ (135)

As at December 31, 2021, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $17 million pre-tax loss (2020 – $18 million pre-tax gain) from our financial instruments. There would also be a $582 million pre-tax loss (2020 – $415 million) in other comprehensive income (loss) from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 18(d) details our available credit facilities as at December 31, 2021.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2021 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities	$ 3,045	$ –	$ –	$ –	**$ 3,045**
Debt (Note 18(f))	213	808	872	5,594	**7,487**
Lease liabilities	154	191	172	611	**1,128**
Obligation to Neptune Bulk Terminals	–	26	144	–	**170**
ENAMI preferential dividend liability	–	43	16	46	**105**
QB2 advances from SMM/SC	–	–	–	1,271	**1,271**
QB2 variable consideration to IMSA	–	63	63	–	**126**
Other liabilities	–	139	56	37	**232**
Estimated interest payments on debt	277	623	601	2,907	**4,408**
Estimated interest payments on QB2 advances from SMM/SC	–	–	–	1,753	**1,753**
Estimated interest payments on lease and other liabilities	16	24	12	30	**82**

During the year ended December 31, 2021, we entered into a receivable factoring facility for metal concentrate sales, where from time to time we are able to factor specified invoices. In addition, we also have a receivable factoring facility for steelmaking coal sales, which was entered into during the year ended December 31, 2020. The counterparty to these arrangements has discretion to determine the amount of invoices it factors under the arrangements. The derecognition criteria is met for these receivables upon execution of the transaction.

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents and floating rate debt. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $1 million pre-tax decrease in our profit (loss) (2020 – $4 million). There would be no effect on other comprehensive income (loss).

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead and embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB2 variable consideration to IMSA.

29. Financial Instruments and Financial Risk Management (continued)

The following represents the effect on profit (loss) attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2021. There is no effect on other comprehensive income (loss).

	Price on December 31,		Change in Profit Attributable to Shareholders	
(CAD$ in millions, except for US$/lb. data)	**2021**	**2020**	**2021**	**2020**
Copper	**US$4.42/lb.**	US$3.52/lb.	**$ 53**	$ 36
Zinc	**US$1.62/lb.**	US$1.24/lb.	**$ 7**	$ (2)

A 10% change in the price of copper, zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net asset relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments and would change our pre-tax profit (loss) attributable to shareholders by $23 million (2020 – $32 million). There would be no effect on other comprehensive income (loss).

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P's and Moody's rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2021.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2021.

b) Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments for steelmaking coal. These arrangements are based on the market price of the commodity and the

value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2021 and December 31, 2020.

	Outstanding at December 31, 2021			Outstanding at December 31, 2020		
(Pounds in millions)	Pounds		US$/lb.	Pounds		US$/lb.
Receivable positions						
Copper	**156**	**$**	**4.42**	132	$	3.52
Zinc	**175**	**$**	**1.62**	142	$	1.24
Lead	**53**	**$**	**1.06**	42	$	0.90
Payable positions						
Zinc payable	**63**	**$**	**1.62**	112	$	1.24
Lead payable	**10**	**$**	**1.06**	19	$	0.90

At December 31, 2021, total outstanding settlement receivables were $1.1 billion (2020 – $949 million) and total outstanding settlement payables were $39 million (2020 – $61 million) (Note 17). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheet.

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. During 2021 and 2020, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2021 is as follows:

Derivatives not designated as hedging instruments	Quantity	Average Price of Purchase Commitments	Average Price of Sale Commitments		Fair Value Asset (CAD$ in millions)
Zinc swaps	140 million lbs.	US$1.60/lb.	US$1.57/lb.	$	9
Lead swaps	59 million lbs.	US$1.04/lb.	US$1.05/lb.		–
				$	9

All free-standing derivative contracts mature in 2022.

Free-standing derivatives not designated as hedging instruments are recorded in prepaids and other current assets in the amount of $9 million on the consolidated balance sheet.

29. Financial Instruments and Financial Risk Management (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)	
	2021	**2020**
Zinc derivatives	**$ 17**	$ 12
Lead derivatives	**4**	(5)
Settlement receivables and payables (Note 8)	**442**	47
Contingent zinc escalation payment embedded derivative (c)	**(28)**	(1)
Gold stream embedded derivative (c)	**(8)**	28
Silver stream embedded derivative (c)	**(7)**	28
QB2 variable consideration to IMSA (Note 10(a))	**(97)**	—
	$ 323	$ 109

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit (loss) for the years ended December 31, 2021 and 2020. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2021, US$2.7 billion of our debt (2020 – US$3.6 billion) and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. During the year ended December 31, 2021, $13 million (2020 – $128 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 24(e) for the effect of our net investment hedges on other comprehensive income (loss).

c) Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $60 million at December 31, 2021 (2020 – $32 million), of which $9 million (2020 – $6 million) is included in trade accounts payables and other liabilities and the remaining $51 million (2020 – $26 million) is included in provisions and other liabilities.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to us. The gold stream's 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $43 million at December 31, 2021 (2020 – $51 million), of which $3 million (2020 – $5 million) is included in prepaids and other current assets and the remaining $40 million (2020 – $46 million) is included in financial and other assets. The silver stream's 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $25 million at December 31, 2021 (2020 – $33 million), of which $2 million (2020 – $2 million) is included in prepaids and other current assets and the remaining $23 million (2020 – $31 million) is included in financial and other assets.

30. Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and

liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 –Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2021 and 2020, are summarized in the following table:

(CAD$ in millions)	2021				2020			
	Level 1	Level 2	Level 3	**Total**	Level 1	Level 2	Level 3	Total
Financial assets								
Cash equivalents	$ 790	$ –	$ –	**$ 790**	$ 313	$ –	$ –	$ 313
Marketable equity securities	41	–	47	**88**	64	–	38	102
Debt securities	104	–	1	**105**	88	–	2	90
Settlement receivables	–	1,126	–	**1,126**	–	949	–	949
Derivative instruments and embedded derivatives	–	78	–	**78**	–	96	–	96
	$ 935	$ 1,204	$ 48	**$ 2,187**	$ 465	$ 1,045	$ 40	$ 1,550
Financial liabilities								
Derivative instruments and embedded derivatives	$ –	$ 158	$ –	**$ 158**	$ –	$ 32	$ –	$ 32
Settlement payables	–	39	–	**39**	–	61	–	61
	$ –	$ 197	$ –	**$ 197**	$ –	$ 93	$ –	$ 93

30. Fair Value Measurements (continued)

The discounted cash flow models used to determine the FVLCD of certain non-financial assets, are classified as Level 3 measurements. Refer to Note 7 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements (Note 18 and Note 20), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

31. Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors. Our financial policies are to maintain, on average over time, a target debt-to-EBITDA ratio of approximately 2.0x, consistent with an Investment Grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain one committed revolving facility in the amount of US$4.0 billion. As at December 31, 2021, our US$4.0 billion revolving credit facility was undrawn. This facility was converted into a sustainability-linked facility in October of 2021 and extended to mature in October 2026. It includes a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.60 to 1.0 (Note 18(d)).

As at December 31, 2021, our debt-to-adjusted EBITDA ratio was 1.2 (2020 – 2.7) and our net debt-to-capitalization ratio was 0.22 to 1.0 (2020 – 0.24 to 1.0). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

32. Key Management Compensation

The compensation for key management recognized in total comprehensive income (loss) in respect of employee services is summarized in the table below. Key management includes our directors, President and Chief Executive Officer, executive vice presidents and senior vice presidents.

(CAD$ in millions)	2021	2020
Salaries, bonuses, director fees and other short-term benefits	**$ 21**	$ 19
Post-employment benefits	**1**	8
Share option compensation expense	**12**	10
Compensation expense related to Units	**48**	6
	$ 82	$ 43

Board of Directors[1]

Sheila A. Murray (1),(4)
Chair of the Board
Director since 2018

Norman B. Keevil III (1)
Vice Chair of the Board
Director since 1997

Donald R. Lindsay (1)
President and Chief Executive Officer
Director since 2005

Mayank M. Ashar (2),(3),(6)
Director since 2007

Quan Chong
Director since 2016

Edward C. Dowling (1),(3),(4),(6)
Director since 2012

Toru Higo (5)
Director since 2019

Tracey L. McVicar (1),(2),(5)
Director since 2014

Kenneth W. Pickering (3),(5),(6)
Director since 2015

Una M. Power (1),(2),(3),(4)
Director since 2017

Paul G. Schiodtz
Director since 2022

Timothy R. Snider (1),(4),(5),(6)
Director since 2015

Sarah A. Strunk
Director since 2022

Masaru Tani
Director since 2021

Notes:
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation & Talent Committee
(4) Member of the Corporate Governance & Nominating Committee
(5) Member of the Safety & Sustainability Committee
(6) Member of the Technical Committee

[1] Directors listed as at February 23, 2022. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Officers[1]

Sheila A. Murray
Chair of the Board

Norman B. Keevil III
Vice Chair of the Board

Donald R. Lindsay
President and Chief Executive Officer

Harry M. Conger
Executive Vice President and Chief Operating Officer

Jonathan H. Price
Executive Vice President and Chief Financial Officer

Shehzad Bharmal
Senior Vice President, Base Metals

Alex N. Christopher
Senior Vice President, Projects and Technical Services

Réal Foley
Senior Vice President, Marketing and Logistics

Nicholas P.M. Hooper
Senior Vice President, Corporate Development and Exploration

Ralph J. Lutes
Senior Vice President, Asia and Europe

Kieron McFadyen
Senior Vice President, Energy

Andrew K. Milner
Senior Vice President and Chief Transformation Officer

H. Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis

Peter C. Rozee
Senior Vice President, Commercial and Legal Affairs

Robin B. Sheremeta
Senior Vice President, Coal

Marcia M. Smith
Senior Vice President, Sustainability and External Affairs

Dean C. Winsor
Senior Vice President and Chief Human Resources Officer

Ian K. Anderson
Vice President, Logistics

Greg J. Brouwer
Vice President, Transformation

Douglas B. Brown
Vice President, Corporate Affairs

Anne J. Chalmers
Vice President, Risk and Security

Amparo Cornejo
Vice President, Corporate Affairs and Sustainability, South America

Larry M. Davey
Vice President, Maintenance

Sepanta Dorri
Vice President, Decarbonization

Justine B. Fisher
Vice President and Treasurer

C. Jeffrey Hanman
Vice President, Sustainable Development, Coal

Sarah A. Hughes
Vice President, Assurance and Advisory

Amber C. Johnston-Billings
Vice President, Communities, Government Affairs and HSEC Systems

M. Colin Joudrie
Vice President, Business Development

Scott E. Maloney
Vice President, Environment

Stuart R. McCracken
Vice President, Exploration and Geoscience

Brianne L. Metzger-Doran
Vice President, Health and Safety

Karla L. Mills
Vice President, Project Development

Douglas J. Powrie
Vice President, Tax

Crystal J. Prystai
Vice President and Corporate Controller

Amanda R. Robinson
Corporate Secretary

Kalev Ruberg
Vice President and Chief Innovation Officer

Donald J. Sander
Vice President, Planning and Innovation, Coal

André D. Stark
Vice President, Marketing

Nikola Uzelac
Vice President, Legal

[1] Officers listed as at February 23, 2022. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Corporate Information

2021 Share Prices and Trading Volume

Class B subordinate voting shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 29.81	$ 21.86	$ 24.07	147,568,168
Q2	$ 32.27	$ 23.99	$ 28.55	132,511,972
Q3	$ 34.25	$ 24.84	$ 31.53	116,159,311
Q4	$ 37.11	$ 30.46	$ 36.43	111,289,835
				507,529,286

Class B subordinate voting shares–NYSE–US$/share

	High	Low	Close	Volume
Q1	$ 23.93	$ 17.31	$ 19.18	70,257,769
Q2	$ 26.72	$ 19.07	$ 23.04	73,337,671
Q3	$ 27.08	$ 19.33	$ 24.91	70,148,273
Q4	$ 29.91	$ 24.12	$ 28.82	58,589,873
				272,333,586

Class A common shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 34.75	$ 25.25	$ 30.50	272,656
Q2	$ 42.50	$ 30.72	$ 36.43	193,511
Q3	$ 38.00	$ 28.70	$ 36.84	118,430
Q4	$ 40.00	$ 35.06	$ 38.20	109,936
				694,533

Stock Exchanges

Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B, respectively.

Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK.

Dividends Declared on Class A and B Shares

Amount per share	Payment Date
$ 0.05	March 31, 2021
$ 0.05	June 30, 2021
$ 0.05	September 29, 2021
$ 0.05	December 31, 2021

These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits.

Shares Outstanding at December 31, 2021

Class A common shares	7,765,503
Class B subordinate voting shares	526,448,506

Annual Meeting

Our annual meeting of shareholders will be held at 12:00 p.m. on April 27, 2022.

Transfer Agents

Inquiries regarding change of address, stock transfers, registered shareholdings, dividends, estate matters, or lost certificates should be directed to our Registrar and Transfer Agent:

TSX Trust Company
1600 – 1066 West Hastings Street,
Vancouver, British Columbia V6E 3X1

TSX Trust Company provides an AnswerLine Service for the convenience of shareholders:

Toll-free in Canada and the United States
+1.800.387.0825
Outside Canada and the United States
+1.416.682.3860
Email: inquiries@astfinancial.com
Website: https://tsxtrust.com//

American Stock Transfer & Trust Company, LLC
6201 – 15th Avenue,
Brooklyn, New York 11219
+1.800.937.5449 or +1.718.921.8124
Email: help@astfinancial.com
Website: www.astfinancial.com
TTY: +1.866.703.9077 or +1.718.921.8386

Auditors

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Suite 1400, 250 Howe Street,
Vancouver, British Columbia V6C 3S7

Annual Information Form

We prepare an Annual Information Form that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our Annual Information Form and annual and quarterly reports are available on request or on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, British Columbia, Canada
V6C 0B3
+1.604.699.4000 Tel
www.teck.com

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